SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period May 5, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ❑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ❑	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period March 4, 2008 to May 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary

Date:	May 5, 2008

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 9AWC

Attached is an announcement released today by Standard & Poor’s advising that Alumina Limited’s long term credit rating has been changed from A minus (negative outlook) to BBB plus (stable outlook). Alumina Limited’s Chief Financial Officer, Ken Dean, commented, “the Company’s revised credit rating remains a strong investment grade rating”.

/s/ Stephen Foster
Stephen Foster
Company Secretary

11 March 2008

Alumina Limited

ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 10AWC

Alumina Limited’s fully franked 2007 Final Dividend of 12 cents per share is payable on 31 March 2008 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 29 February 2008 (the “Record Date”).

The price set in order to calculate the number of shares to be allotted under Alumina’s Dividend Reinvestment Plan (“DRP”) is A$5.67 which, as announced on 31 January 2008, is the arithmetic average of the daily volume weighted average sale price of all Alumina shares sold on the ASX in the ordinary course of trading on the ASX during the fifteen trading days, commencing on the second trading date immediately following the Record Date.

/s/ Stephen Foster
Stephen Foster
Company Secretary

27 March 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 11AWC

Please find attached, the following documents in relation to Alumina Limited’s 2008 Annual General Meeting to be held at 10.30am on Thursday 1 May 2007 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting

ii)	Proxy form

/s/ Stephen Foster
Stephen Foster
Company Secretary

28 March 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 12AWC

Attached, in accordance with Listing Rule 4.7 is a copy of Alumina Limited’s Annual Report 2007 that will be distributed to shareholders today.

/s/ Stephen Foster
Stephen Foster
Company Secretary

28 March 2008

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

The financial report covers both Alumina Limited as an individual entity and the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in the Australian currency.

Alumina Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 2-5 and in the directors’ report on page 17.

The financial report was authorised for issue by the directors on 13 March 2008. The Company has the power to amend and reissue the financial report.

AT A GLANCE

STRATEGY

Continue to ensure long-term capital growth and substantial dividends for shareholders

RESULTS

¡	Net profit $436 million

¡	Underlying earnings of $405 million

¡	Increased dividend to 24 cents per share

¡	A$250m Share buy-back completed

¡	Average 2007 share price $7.04 (2006: $6.77)

¡	Return on equity based on underlying earnings 24%

Generate profitable growth for Alumina shareholders from sustainable expansion of the AWAC enterprise

¡	AWAC Pinjarra alumina refinery 657,000 tonnes efficiency upgrade fully operational

¡	AWAC Jamalco refinery 146,000 tonne capacity increase completed

¡	AWAC progressed the development of the 2.6 million mtpy Juruti bauxite mine in Brazil

¡	Construction of the 2.1 million mtpy expansion of the jointly owned Alumar alumina refinery in Brazil over 60% completed

¡	AWAC dividends of $445m received

AWAC PARTNERSHIP — A GLOBAL JOINT VENTURE

Alumina Limited is a leading Australian company listed on the Australian Securities Exchange (ASX) and the New York Stock Exchange (NYSE).

We invest worldwide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40 per cent ownership of Alcoa World Alumina and Chemicals (AWAC), the world’s largest alumina business.

Our partner, Alcoa, owns the remaining 60 per cent of AWAC, and is the manager. The AWAC joint venture was formed in 1994 and our partnership with Alcoa dates back to 1961.

4 x graphs on page 2 of Annual Report did not translate into Word. Use PDF?

Alumina Dividends Declared / Alumina Underlying Earnings / Alumina Limited Return on Equity / AWAC Alumina Production

Alumina Limited reported a net profit after tax of $436 million and declared fully franked dividends of 24 cents per share for the 2007 year. Trading conditions became more difficult in the second half of 2007 as aluminium prices declined and alumina production input costs increased, due to higher energy prices, bauxite freight costs and a weaker US dollar.

2020 VISION

CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REPORT 2007

The Company’s investment in the AWAC business is sound, with a strategy and focus for the long term. This investment has provided good returns over a long period, and has done so again in 2007, with a return on equity of 26 per cent.

Worldwide demand for alumina and aluminium increased significantly in 2007, growing at the most rapid level for decades. Demand for aluminium has grown much faster than other base metals. Consumption of aluminium is forecast to at least double between 2005 and 2020.

In recent years, additional competitive alumina and aluminium capacity has been built in China which has kept pace with demand growth in China. This has impacted the extent of the increase in alumina and aluminium prices.

We have confidence in the medium and long term outlook for the aluminium market and prices. We will continue to execute our strategy of developing AWAC’s quality bauxite and low cost alumina capacity to meet the rapid growth in demand.

2007 Result

Net profit after tax declined 15 per cent to $436 million and underlying earnings after tax declined 29 per cent to $405 million. Higher alumina and aluminium prices were more than offset by a weaker US dollar and increased AWAC production costs. AWAC alumina production was in line with 2006 at 14.3 million tonnes.

Return on equity (based on underlying earnings) of 24 per cent was lower than in 2006 (35 per cent), reflecting the lower underlying earnings and the significant capital investment of over US$375 million by the Company in AWAC’s growth projects. Return on equity, excluding investments in current growth projects which are not yet contributing to earnings, was 33 per cent (41 per cent). AWAC’s return on equity has been above its cost of capital in every year since its creation in 1994. Earnings per share (based on underlying earnings) for Alumina Limited were 36 cents, down from 49 cents per share in 2006.

Underlying earnings are calculated by deducting from reported net profit for the period an amount of $31 million relating to the net value of non-cash entries which do not reflect the year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives in energy purchase contracts, which reflect higher future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of the future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

The Board declared increased dividends of 24 cents per share in 2007, fully franked (2006: 22 cents fully franked). AWAC funding arrangements were entered into in 2006 to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects. The Company’s objective of releasing franking credits to shareholders is an important driver to increasing dividends to shareholders. The Board’s intention, subject to business conditions, is to maintain annual dividends at least at 24 cents per share, fully franked.

Alumina Limited received cash dividends of $445 million from AWAC in 2007, compared with $521 million in 2006, reflecting the lower AWAC net profit. The AWAC dividend payments represent a profit payout ratio of 96 per cent. In 2007, 95 per cent of the AWAC dividends were fully franked.

The Company’s interest costs increased to $46 million in 2007 (2006: $25 million) as borrowings increased to fund investment in AWAC’s Brazil growth projects and the off market share buy back. All interest paid on the Company’s borrowings, $45.7 million in 2007, directly impact Alumina Limited earnings, even though $15 million in 2007 relates to the funding of assets which are not yet generating income. Alumina Limited’s corporate costs were $14 million in 2007 (2006: $11million), increasing principally due to costs of the share buy back, the cost of arranging additional financing facilities and the Company’s response to Alcoa’s bid for Alcan.

AWAC FINANCIAL PERFORMANCE

AWAC’s net profit after tax declined 15 per cent to US$953 million in 2007. AWAC’s operating cash flow for the year was US$903 million, compared with US$1,419 million in the previous year. AWAC’s net profit declined by 34 per cent from the first half to the second half of 2007 as aluminium prices declined, the US dollar weakened, and alumina production costs increased. These factors combined to reduce AWAC’s operating margins in the second half of 2007.

Global demand for aluminium and alumina continued to grow strongly, increasing by approximately 10 per cent year on year in 2007. LME aluminium prices averaged US$1.21 per pound in 2007, a 3.4 per cent increase on the corresponding period. AWAC’s sales revenues increased by 2 per cent in 2007 compared with 2006.

AWAC alumina production costs increased during 2007 to a greater extent than aluminium prices. Combined with a weaker US dollar, these factors reduced AWAC’s operating margins. The impact of higher costs and a weaker US dollar is affecting producers across the alumina and aluminium industries.

The Australian dollar averaged US$0.84 for the year, substantially higher than the average of US$0.75 for 2006. At year-end, the Australian dollar was US$0.88 (2006 year end: US$0.79).

The movement in the year-end exchange rate affected the Australian dollar carrying value of US dollar assets held by Alcoa of Australia, resulting in balance sheet revaluations. The revaluations reduced Alumina Limited’s net profit by $16 million after tax.

AWAC’s alumina production was steady at 14.3 million tonnes. Production from the Pinjarra refinery increased following the commissioning of the 657,000 metric tonnes per year (mtpy) capacity upgrade in 2006, reaching a new production level of 4.2 million mtpy in the fourth quarter. Record annual production levels were achieved at the Wagerup, Sao Luis and Suralco refineries. These factors offset production disruptions from the severe impact of Hurricane Dean on the Jamalco refinery, power outages at two Western Australian refineries, and a general strike in Guinea which curtailed bauxite exports.

Aluminium margins at AWAC’s two smelters declined in 2007, despite higher realised prices, as alumina and power prices, and the Australian dollar increased during the year. AWAC’s 2007 aluminium production was a record 387,350 tonnes (2006: 377,351 tonnes).

Growth Projects

2007 was a year of substantial investment to grow the AWAC joint venture through expansion projects in bauxite mining and alumina refining.

AWAC’s capital expenditure was US$1.236 billion in 2007, compared with $855 million in 2006. Capital expenditure of US$939 million in 2007 for growth projects was spent principally on the Alumar refinery expansion and development of the Juruti bauxite mine, in Brazil.

The new Juruti bauxite mine and the expansion of the Alumar refinery in Brazil by 2.1 million mtpy (AWAC 54 per cent share) are expected to reach mechanical completion by the end of 2008 and the first quarter 2009 respectively. The expected cost of the Juruti bauxite mine and AWAC’s share of the Alumar refinery expansion has increased from US$1.7 billion to US$2.5 billion. At Juruti, increased construction costs and scope of construction, additional energy supply and community infrastructure costs have added to the cost of this investment. The appreciation of the Brazilian currency has also added to the cost of both projects.

The initial 2.6 million mtpy project at Juruti includes the cost of infrastructure investment to support future capacity expansions, and is an important part of AWAC’s strategy to own and operate high quality, low cost bauxite mining operations close to its refineries.

Construction of the 146,000 mtpy expansion project at Jamalco was completed in the first half of 2007. Preliminary engineering for the development of an expansion of the Wagerup refinery in Western Australia by approximately 2 million mtpy, continued in 2007. The pre feasibility phase of the project has been extended into 2008. This project is a highly attractive capacity expansion opportunity for AWAC.

Feasibility studies are underway for the development of a new greenfield project in Guinea and pre feasibility work is being conducted on a potential greenfield project in Vietnam.

Capital Management

Dividends from Alcoa of Australia and additional borrowings will, together with the introduction of an underwritten dividend reinvestment plan, fund the Company’s investments in AWAC’s growth and sustaining capital projects in 2008. The issue of shares under the dividend reinvestment plan will be underwritten for the 2007 final dividend and it is intended would also be underwritten for the 2008 interim dividend. The introduction of the new DRP, and these underwriting arrangements, recognise the substantial investment the Company is currently making in new AWAC production capacity, and is important in the Company implementing its policy of promptly distributing franking credits. The Company’s interest costs are expected to increase by approximately $25 million to $30 million as debt levels rise in 2008 to fund investment in AWAC’s growth.

Alumina’s net debt was $977 million at 31 December 2007, compared with $419.1 million at the beginning of 2007. The increase in debt reflects our contributions to fund AWAC expansion projects in Brazil and undertaking the off market share buy back in May 2007.

The Company successfully completed a $250 million off-market share buy-back in the first half of 2007, repurchasing 3.3 per cent of issued capital at a 14 per cent discount to the then market price. The buy back improved the Company’s debt and equity mix, the Company’s earnings per share and return on equity, whilst also efficiently distributing franking credits. Alumina Limited’s financial position is sound. In March 2008, Standard & Poor’s revised the Company’s credit rating to BBB +, with a stable outlook. This remains a strong investment grade credit rating. AWAC is expected to remain essentially debt free.

Governance And Sustainability

Alumina Limited’s corporate governance practices are designed to protect shareholder interests, to address business risks, and to maximise value for shareholders. Alumina Limited meets the ASX best practice corporate governance principles. A complete outline is provided in the Company’s 2007 Full Financial Report.

Alumina Limited’s annual results are reported on the basis of Australian equivalents to International Financial Reporting Standards (A-IFRS). The Company also reports its underlying earnings, in addition to net profit, as Directors believe this provides a better understanding of the Company’s performance.

In 2007, Alumina Limited provided its first report on internal financial controls under the USA Sarbanes-Oxley Act including an unqualified report by the external auditor. The internal financial control report is a substantial exercise, which has increased corporate costs.

Sustainable development and growth is fundamental to how AWAC operates. Alumina Limited’s commitment to sustainable development is formalised in its Sustainability Policy, which is available on our website www.aluminalimited.com.

Alcoa manages the AWAC operations and has the primary responsibility for developing and implementing a sustainable business framework for AWAC’s worldwide operations. Alcoa’s commitment to sustainability is supported by a range of business systems and operational processes which integrate sustainability into all aspects of AWAC’s business. We recognise that the risk of significant climate change is an issue of vital importance requiring action. Climate change is a global issue that is driving business and social decisions and is one of the most important sustainability issues for the global aluminium industry.

The Company’s Chief Executive Officer was appointed to the joint government/business Task Group to advise the Australian Government on workable global emissions trading systems in which Australia could participate. Alumina Limited supports the introduction of a properly designed emissions trading scheme covering all major emitters and sectors, which will ensure Australian industry is not disadvantaged relative to international competition. During 2007, Alumina Limited participated in the Carbon Disclosure Project, and also provided our first Sustainability Report.

Outlook

The long term outlook for the aluminium industry continues to be positive. The potential for localised shortages in energy supply to occur and higher energy prices are also supportive for aluminium prices. An increase in global aluminium consumption of 10 per cent in 2007 was the highest for several decades, driven by China, Brazil and other developing countries. Aluminium consumption in China rose by 36 per cent in 2007, and China is now the world’s largest consumer of aluminium, accounting for 26 per cent of the world market – which was 38 million tonnes in 2007.

The average LME aluminium price increased 3 per cent during 2007, reflecting strong demand and stock levels at 25 days of consumption. LME aluminium prices increased by 8 per cent during the first half of 2007 to average $1.26 per pound, but fell during the second half to average US$1.16 per pound.

The world equity and credit markets are experiencing substantial volatility and the outlook for the US economy is also uncertain. This may have wider impacts on global economic activity in 2008.

Against this background, global demand for aluminium and alumina is currently forecast to grow at approximately 10 per cent through 2008. China’s domestic demand for aluminium is projected to grow by approximately 24 per cent. Other ‘emerging economies’ are projected to grow at rates of 4 to 9 per cent, and western world growth at approximately 2 per cent. The demand/supply outlook for aluminium has remained robust despite volatility in financial markets.

In 2008, aluminium markets are projected to be in a small surplus of less than 1 per cent of global consumption. Alumina markets are forecast to be in modest oversupply of up to 1 million tonnes, dependent on the pace of construction and ongoing operation of new alumina refining capacity, particularly in China. However, developments in early 2008 of power shortages in South Africa and China have increased prices and tightened the supply/demand balance.

To date China has been able to expand alumina and aluminium production capacity to meet the very strong growth in demand, limiting aluminium price increases.

Construction costs for the resources industry have increased substantially in recent years, with costs of recent refinery expansions outside of China increasing by approximately 50 per cent. This is a global phenomenon resulting from tight labour and engineering availability, increased prices for construction materials and stretched availability of suppliers and major contractors. Cost escalation for new capacity is expected to continue and this will be a significant factor influencing long term aluminium prices.

Higher material costs, increasing energy prices, currency appreciation, construction cost escalation and supply chain constraints are expected to work to support higher long term aluminium prices. Energy prices have increased substantially in recent years and are resulting in higher production costs for refineries and smelters. Global alumina refining cash costs have also been impacted by the price of caustic soda doubling since 2004 and freight rates increasing by over 60 per cent since 2003.

These structural factors have significantly increased operating costs. However we expect those factors, together with the strong demand outlook, will have a positive impact on the medium and long term outlook for the alumina and aluminium price.

The resources boom, fuelled by China, has also supported increased consolidation within the alumina and aluminium industry. The drive to consolidation in the alumina and aluminium industry is expected to continue as existing producers seek access to long life high quality bauxite resources, long term energy supply and a sustainable low cost production position. AWAC has a 19 per cent share of global alumina refining capacity, attractive cash operating costs, long life quality bauxite resources and long term supply contracts with blue chip customers.

AWAC is investing in growth projects to meet strong global growth in demand for aluminium and alumina and reduce overall refining costs per tonne. Ownership of quality, long life bauxite resources, such as that being developed at Juruti, is increasingly important to ensure a competitive cost position in alumina refining. New AWAC capacity is underpinned by long-term customer supply contracts.

AWAC alumina sales are forecast to grow in 2008 by approximately 500,000 tonnes per annum with higher production from the

Pinjarra and Jamalco refineries. AWAC alumina operating costs are expected to rise by approximately $24 per tonne, due to a weaker US dollar, higher energy and caustic prices, and increased bauxite and shipping costs. AWAC continues to seek to mitigate cost impacts by improving its efficiency in usage of production inputs and expanding its low cost refineries.

The sensitivity for Alumina Limited’s 2008 underlying earnings to a US 1 cent movement in the aluminium metal price is expected to be approximately A$11 million, based on 2007 underlying earnings and 2007 average LME and A$/US$ exchange rates. The sensitivity to the A$/US$ exchange rate is A$12 million for each 1 cent movement. These sensitivities exclude any impact of accounting for embedded derivatives and year-end balance sheet revaluations of foreign currency, assets and liabilities.

We thank the Company’s employees for their valued contribution and results they have achieved.

Directors and management will continue to work to ensure sustainable long term value is achieved for shareholders.

John Marlay

Chief Executive Officer

Donald M Morley

Chairman

Alumina Limited’s key objective is to provide shareholders with substantial returns through the creation of long-term sustainable value. To enable us to achieve that goal, we have implemented a corporate governance framework founded on a core set of values that reflect best practice standards. All directors, management and staff have adopted these values.

CORPORATE GOVERNANCE

Alumina Limited’s core values – respect, integrity, honesty, personal commitment and high performance – underpin the way we conduct our business and all of Alumina Limited’s activities.

+ BEST PRACTICE CORPORATE GOVERNANCE

+ CODE OF CONDUCT

VALUES

= CREATING SUSTAINABLE VALUE FOR STAKEHOLDERS

+ BEHAVIOURS AND ACTIVITIES

Alumina Limited’s corporate governance practices are reviewed regularly by local and international corporate governance rating agencies. In 2007 GovernanceMetrics International, a leading global corporate governance rating agency, assessed Alumina Limited as 9.5 out of 10, compared to an overall average of 7.5 for companies in Australia.

Alumina Limited meets each of the requirements of the Australian Securities Exchange Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations (First Edition), and Corporate Governance Principles and Recommendations (Second Edition).

GOALS, RESOURCES AND PROCESS – THE ROLE OF ALUMINA LIMITED’S BOARD OF DIRECTORS

Alumina Limited’s Board of Directors represents the shareholders’ interests. Its aim is to create sustainable value for shareholders through Alumina Limited’s interest in the Alcoa World Alumina and Chemicals (AWAC) business. The Board is ultimately responsible for the success of the Company by setting its strategic goals, establishing resources and ensuring its management processes are effective.

The primary roles of the Board are to:

¡	appoint the Chief Executive Officer, and monitor the performance of the Chief Executive Officer and senior executives

¡	monitor and optimise business performance

¡	formulate Alumina Limited’s strategic direction and monitor its execution

¡	protect the interests of shareholders

¡	approve Alumina Limited’s external financial reporting.

Day to day management of Alumina Limited is delegated to and executed by the Chief Executive Officer and the executive team.

The role, duties and responsibilities of the Board, and delegation of authority to the executive, are defined in the Board Charter, which is available on our website www.aluminalimited.com.

BOARD MEMBERSHIP

The Board consists of five non-executive Directors including the Chairman, and an executive Director – the Chief Executive Officer, Mr John Marlay.

The Directors consider that the appropriate size for the Company’s Board is five Directors. The Company’s Board was temporarily increased to six directors for part of 2007 as part of succession planning for Mr Rayner’s anticipated retirement.

Alumina Limited’s Constitution requires that one-third of the Directors (excluding the Chief Executive Officer) must retire and are eligible for re-election by members at each Annual General Meeting (AGM) of Alumina Limited. Any retiring Director seeking re-election is subject to an appraisal and recommendation by the Nomination Committee whether to support the Director’s re election. The Board reviews the Nomination Committee recommendation in determining whether to recommend that shareholders vote in favour of the re election. Mr McNeilly is the director standing for re-election at the 2008 AGM.

Mr Pizzey was appointed a Director of the Company on 8 June 2007 and in accordance with the Company’s Constitution will stand for election at the 2008 AGM. Mr Rayner, who was last re elected in 2005, will retire at the conclusion of the 2008 AGM.

Alumina Limited’s financial position is sound. In March 2008, Standard & Poor’s revised the Company’s credit rating to BBB plus, with a stable outlook. This remains a strong investment grade credit rating. AWAC is expected to remain essentially debt free.

Non-executive Directors must retire after nine years of continuous service, unless requested to continue by the Board.

A brief biography of each Alumina Limited director is available on page 16 of this report.

The period for which each of the directors has held office is set out in the biographies.

BOARD SUCCESSION PLANNING AND DIRECTOR APPOINTMENT

The Nomination Committee regularly reviews the size and composition of the Board and the balance of skills and expertise of its members. The Nomination Committee is also responsible for the Board’s succession planning and, as necessary, nominating to the Board candidates to fill any vacancy on the Board. The procedure for selection and appointment is detailed in the Nomination Committee Charter annexure, available on the Company website.

DIRECTOR INDEPENDENCE

The Board considers that independence from management and non-alignment with any other interest or relationship with the Company is essential for impartial decision making and effective governance. However, it also recognises the importance of attracting and retaining Directors who have an appropriate mix of skills and expertise to provide effective corporate leadership.

Directors are deemed to be independent if they are independent of management and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgement, or materially influence their ability to act in the best interests of the Group.

The Board assesses director independence on an annual basis, or more frequently if warranted, depending on disclosures from individual directors.

In reaching their judgements on director independence, the Board considers:

¡	any existing relationships with the Alumina Limited Group, including professional affiliations and contractual arrangements, whether directly or indirectly with the Director

¡	any past relationships with the Alumina Limited Group, either direct or indirect

¡	materiality thresholds

¡	the definitions of independence embodied in Australian and US corporate governance standards.

Alumina Limited’s guidance for materiality includes:

¡	the value of a contractual relationship is the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues

¡

in relation to a principal of or employee of a present or former material professional adviser or consultant of the Company within the previous three years, the greater of $250,000 or 2 per cent of the professional adviser’s or consultant’s gross revenues, or

¡

for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues.

The Board has concluded that all non-executive Directors are independent. In reaching this conclusion the Board has considered the following relationships and associations:

¡

Mr Morley held an executive position with WMC Limited until October 2002. The Board has concluded that his previous position does not result in him taking into account any interests other than those of the Company in acting as Director and Chairman.

¡

Mr Hay is a former partner of the legal firm Freehills, a provider of services to the company. The Board reviewed the Company’s past association with Freehills and concluded that the past association, which was below our materiality threshold of $250,000 or 2 per cent of Freehills’ consolidated revenue, does not materially prejudice Mr Hay’s independence.

¡

Mr Pizzey holds approximately 570,000 options to acquire shares in Alcoa Inc over a 4 year period and was, until December 2003, Group President of the Alcoa World Alumina & Chemicals joint venture. The Board reviewed the terms applicable to the Alcoa Inc options and Mr Pizzey’s previous employment with Alcoa Inc and AWAC and concluded, whilst it is possible in certain limited circumstances Mr Pizzey’s Alcoa Inc options could constitute a material personal interest, neither those options nor Mr Pizzey’s previous employment with Alcoa Inc and AWAC materially impede his objectivity, exercise of independent judgment and ability to act in the best interests of the Company. Mr Pizzey’s employment with Alcoa Inc ceased in December

2003, over four years ago, and his role as non executive director does not involve him in reviewing actions which he had taken previously as an executive of Alcoa Inc.

¡	Mr Rayner and Mr McNeilly do not have any previous association with the Company or any other relationships that are relevant to their independence.

¡	Mr Marlay is not considered independent due to his executive responsibilities.

For further information on materiality thresholds and director independence, please refer to our Director Independence Policy, available on our website.

DIRECTORS’ AND EXECUTIVES’ REMUNERATION

Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 19-37 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2008 AGM.

DIRECTORS’ SHARE OWNERSHIP

Non-executive Directors are required each year to buy shares in Alumina Limited equivalent to a minimum value of 10 per cent of their annual fees. They are also required to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Details of the non-executive Director share acquisition policy and number of shares held by each non-executive Director are disclosed on page 29 and 34-35 of the Remuneration Report.

CHIEF EXECUTIVE OFFICER

The Chief Executive Officer, Alumina Limited’s most senior employee, is selected by the Board and is subject to bi-annual performance reviews by the non-executive Directors. The Chief Executive Officer recommends policy, strategic direction and business plans for Board approval and is responsible for managing Alumina Limited’s day-to-day activities.

BOARD MEETINGS

Alumina Limited’s full Board held 14 scheduled meetings during 2007. In addition six ad hoc Board committee meeting were convened to consider specific matters.

Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman, Mr Morley, chairs these meetings. To enable interested parties to make any concern known to non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the non-executive Directors. Procedures for the handling of all direct communications for non-executive Directors are detailed on our website.

Each year the Board devotes a meeting to review Alumina Limited’s strategic plan and approve the strategic direction of the Company.

Directors’ attendance at Board and Committee meetings is detailed on page 12 of this report.

DIRECTOR EDUCATION

The Directors are briefed on corporate and regulatory changes by receiving regular updates relating to corporate governance, accounting standards and relevant industry matters.

They also receive briefings on the aluminium and alumina industry by independent technical experts. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives. During 2007 the Board visited AWAC bauxite mining and alumina refining operations in Brazil and Suriname.

An induction program is available for new non-executive Directors.

BOARD COMMITTEES AND MEMBERSHIP

Each committee operates under its own charter and consists solely of the Board’s five non-executive Directors. Committee membership and the record of attendance are detailed in the table on page 12. The Chairman of the Board, Mr Don Morley, is not the Chairman of any of the Board Committees.

AUDIT COMMITTEE

The Audit Committee’s role is to assist the Board to fulfil its responsibilities for Alumina Limited’s accounts and external reporting. This is achieved by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities including in relation to:

¡	reporting of financial information to users of financial reports

¡	application of accounting policies

¡	financial management

¡	internal financial control systems, including internal audit

¡	independent auditor qualifications, independence and performance

Other responsibilities of the Audit Committee include managing the relationship with the external auditor including their appointment and compensation, as well as agreeing the scope and monitoring the performance and effectiveness of the annual internal and external audit plans. It also reviews, at least annually, the assessment of business risks for Alumina Limited, the strategies in place for managing key risks, and to determine whether there is appropriate coverage in the internal audit plans. The Committee also reviews other issues as requested by the Board or the Chief Executive Officer. The Audit Committee met eight times during 2007 and considered matters such as the appropriateness of accounting policies, compliance with accounting and regulatory standards and policies and adoption of the financial reports.

For further information on the scope and responsibilities of the Audit Committee in relation to the external audit function, refer to our website.

COMPENSATION COMMITTEE

The Compensation Committee oversees Alumina Limited’s remuneration and compensation plans, policies and practices on behalf of the Board and shareholders to ensure that:

¡	shareholder and employee interests are aligned

¡	Alumina Limited is able to attract, develop and retain talented employees

¡	the integrity of Alumina Limited’s reward program is maintained.

To ensure that the review of remuneration practices and strategies on which decision making is based is objective and well founded, the committee engages external remuneration consultants.

The Compensation Committee met 8 times during 2007.

NOMINATION COMMITTEE

The Nomination Committee assists the Board in fulfilling its responsibilities to shareholders with regard to:

¡	identifying the necessary and desirable competencies of Board members

¡	regularly assessing competencies necessary to be represented by Board members

¡	the selection and appointment process for Directors

¡	regularly reviewing the size and composition of the Board, including succession plans

¡	determining which non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution.

To ensure that the Board has an appropriate mix of skills and experience, the Nomination Committee will consider individuals for Board membership who have demonstrated high levels of integrity and performance in improving shareholder returns, and who can apply such skills and experience to the benefit of the Company.

The Nomination Committee met 7 times during 2007.

BOARD, SENIOR EXECUTIVE AND BOARD COMMITTEE PERFORMANCE EVALUATION

The Board undertakes annual evaluations of both the collective performance of the Board and performance of individual members. Annual performance evaluations are also conducted for each Board committee. In 2007, the Directors conducted a self-assessment process involving the completion and evaluation of detailed questionnaires covering knowledge, satisfaction, reporting and performance in relation to relevant business, management and governance matters. The results were collated and analysed by the Board on a topic-by-topic basis. Initiatives to improve issues identified in the performance evaluation are discussed and approved. The Chairman of the Board reviews each Director’s individual performance annually, and that of the Chief Executive Officer semi-annually. The Chairman of the Nomination Committee reviews, with other Directors, the Chairman’s performance. The Chief Executive Officer undertakes a semi-annual review of the performance of each Senior Executive against individual tasks and objectives. Performance evaluations of the Board, its committees, the individual Directors and key executives, were undertaken in accordance with the processes described above in 2007. Further information about those processes can be obtained from our website.

DIRECTORS’ ACCESS TO INDEPENDENT ADVICE

The Directors may be required to evaluate and make decisions about matters that require technical or specialised knowledge, or an independent perspective. In these circumstances the Board collectively, as well as each Director individually, has the right to seek independent professional advice. Any expenses incurred by Directors who exercise this right will be met by Alumina Limited, provided that prior approval by the Chairman or the Board to obtain such advice has been given.

PROMOTING ETHICAL CONDUCT AND BEHAVIOUR

Alumina Limited has adopted a Code of Conduct that is applicable to all Directors, officers and employees. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code of Conduct sets parameters for ethical behaviour and business practices for directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles.

Alumina Limited’s Code of Conduct and more information about Alumina Limited’s values are available on our website.

COMPANY SECRETARY

Mr Stephen Foster is the Company Secretary/General Counsel. A profile of Mr Foster’s qualifications and experience is set out on page 12. The role of Company Secretary/General Counsel in Alumina Limited includes:

¡	providing legal advice to the Board and management as required

¡	advising the Board on corporate governance principles

¡	management of the legal and secretariat functions

¡	generally attending all Board meetings and preparing the minutes

¡	managing compliance with regulatory requirements

¡	company disclosures.

The position of Company Secretary/General Counsel is ratified by the Board.

CORPORATE REPORTING

The Chief Executive Officer and the Chief Financial Officer have made the following certifications to the Board:

¡

Alumina Limited’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of Alumina Limited and the Alumina Limited Group, and are in accordance with relevant accounting standards.

¡

The above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and ensures that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects.

SHARE TRADING POLICY

Alumina Limited has established a policy on the trading of its shares by its Directors and employees. The Board believes it is in the interests of all shareholders for Directors and employees to own shares of the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information, trading in derivative products over the Company’s securities or entering into transactions in products which limit the economic risk of their security holdings in the Company.

In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman, Chief Executive Officer or Company Secretary before buying or selling Company shares.

A copy of Alumina Limited’s Share Trading Policy can be found in the corporate governance section of our website.

DISCLOSURE POLICY

Alumina Limited is committed to providing best practice continuous disclosure and has comprehensive policies and procedures designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act and the ASX Listing Rules and to ensure accountability at a senior executive level for that compliance. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisions. A review of continuous disclosure matters, if any, is conducted at each Board meeting. Alumina Limited’s Continuous Disclosure Policy is available on our website.

CONFLICTS OF INTEREST

The Board recognises that its ability to make impartial decisions would be jeopardised by any conflicting interests. Each Director has an ongoing responsibility to disclose to the Board details of transactions or interests, actual or potential, that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a director voting on a matter in which they have a direct or indirect material personal interest as defined in Section 195 of the Corporations Act 2001.

AUDIT GOVERNANCE

External Audit

PricewaterhouseCoopers is Alumina Limited’s external audit services provider. The external auditor reports to Alumina Limited’s Audit Committee, which is responsible for agreeing the scope of the work performed by the auditor and monitoring its progress against plan.

All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. The PricewaterhouseCoopers partner previously responsible for Alumina Limited’s audit was appointed in 2002, and, under the terms of engagement, was rotated off the audit in the first half of 2007 and a new partner was appointed, effective from the end of the 2007 Annual General Meeting.

Further information on the relationship with the external auditor is covered in the Audit Committee Charter which is available on our website.

NON-AUDIT SERVICES

Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to the audit of the Company’s Australian or US statutory accounts:

¡

PricewaterhouseCoopers’ services which have fees of up to $100,000 require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting;

¡	For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee;

¡

For PricewaterhouseCoopers’ services of more than $250,000, the proposed services are to be put to competitive tender with the requirement for Chief Financial Officer, Chief Executive Officer and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee.

Details of non-audit services are described in the Directors’ Report on page 17.

ATTENDANCE AT THE ANNUAL GENERAL MEETING

The partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company in relation to preparation of the financial statements. Written questions for the auditor will be accepted by Alumina Limited up to five days before the AGM.

INTERNAL AUDIT

Alumina Limited contracts the services of independent accounting firm KPMG for the provision of the internal audit function. It is the internal auditor’s role to provide assurance that an effective risk management and control framework exists, and to report their findings to the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually.

MANAGING BUSINESS RISK

Alumina Limited’s Risk Management Policy sets out its policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Risk Management Policy has been adopted by the Board. Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

Alcoa, as manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alumina Limited is subject to those risks and Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through its participation on the AWAC Strategic Council and the boards of the key operating entities within AWAC.

Alumina Limited uses internal controls as well as risk management policies that are appropriate to its risks as an independent corporate entity.

Alumina Limited’s most significant commercial risk exposures are to the AUD/USD exchange rate and the aluminium price. Alumina Limited’s exposures are significant through AWAC’s exposure to aluminium prices and to operating costs and capital expenditures in foreign currencies.

Alumina Limited’s Board has received a report from management as to the effectiveness of Alumina’s Limited’s management of its material business risks, and assurance from the Chief Executive Officer and Chief Financial Officer that the certification provided under the Corporations Act in relation to financial reports (refer to Corporate Reporting on page 9) is founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

Alumina Limited’s Risk Management Policy and controls are covered in more detail in the Governance section of our website.

EXCHANGE RATE AND ALUMINIUM PRICE RISK

Alumina Limited’s current financial position is strong and the Company has a BBB + stable outlook credit rating from Standard & Poor’s. AWAC’s operations are well placed on the global cost curve, generating substantial positive net cash inflow. AWAC’s revenues are underpinned by medium and long-term sales contracts with high quality industry participants with which, in most cases, AWAC has longstanding relationships.

Given this strong underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to aluminium price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments.

When managing interest rate risk, we seek to reduce the adverse effect of variations in the overall cost of funds. We maintain a preference for floating interest rate exposure, as global interest rates are generally positively correlated with AWAC’s selling prices.

WHISTLEBLOWING

Alumina has a Whistleblower Policy that encourages, and offers protection for staff to report, in good faith, any behaviour, practice or activity that they have reasonable grounds to believe involves:

¡	unethical or improper conduct

¡	financial malpractice, impropriety or fraud

¡	contravention or suspected contravention of legal or regulatory provisions

¡	auditing non-disclosure or manipulation of the internal or external audit process.

A copy of the Whistleblower Policy can be found on our website.

DONATIONS

Alumina Limited makes donations each year to non-profit and charitable organisations in the areas of health, education, welfare and the arts. The Company does not make donations to political parties.

CORPORATE GOVERNANCE

SENIOR MANAGEMENT

Alumina Limited is managed by an experienced management team focusing on maximising returns and growing the Company, ensuring our shareholders benefit fully from Alumina Limited’s interest in the AWAC joint venture, and providing our shareholders with consistent returns. The Alumina Limited executive management team comprises:

JOHN MARLAY

BSc FAICD

Chief Executive Officer

John Marlay has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. Mr Marlay was appointed as a non-executive director of Incitec Pivot Limited in December 2006.

KEN DEAN

BCom (Hons) FCPA MAICD

Chief Financial Officer

Ken Dean is responsible for finance, accounting, treasury, investor relations and tax. He has extensive financial and resource sector experience gained from a 30-year career with Shell, both in Australia and overseas. Mr Dean is also a non-executive director of Santos Ltd. Mr Dean is an alternate director for Mr Rayner.

STEPHEN FOSTER

BCom LLB(Hons) GDipAppFin

(Sec Inst) GradDip CSP ACIS

General Counsel & Company Secretary

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 25 years, at Village Roadshow, WMC Limited, and the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

ALUMINA LIMITED DIRECTORS’ ATTENDANCE AT MEETINGS January to December 2007
	Board Meeting		Board Committee meetings		Audit Committee meetings		Compensation Committee meetings		Nominations Committee meetings
Directors	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
P A F Hay	14	13	—	—	8	6	8	7	7	7

J Marlay	14	14	6	6	—	—	—	—	—	—

R J McNeilly	14	14	—	—	8	8	8	8	7	7

D M Morley	14	14	1	1	8	8	8	8	7	7

M R Rayner	14	10	—	—	8	7	8	7	7	6

G J Pizzey**	6	6	—	—	4	3	4	2	1	1

K A Dean*	—	—	7	7	—	—	—	—	—	—

*	Mr Dean is an alternate director for Mr Rayner.
**	Mr Pizzey was appointed a director on 8 June 2007

SHAREHOLDERS

Alumina Limited has approximately 83,000 shareholders, with the 20 largest holding 73.85 per cent of the approximately 1.129 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. A more detailed analysis of our shareholders is available in the full financial report, available on request, or on our website. Alumina Limited’s shares are listed on the Australian Securities Exchange (ASX) and New York Stock Exchange (NYSE).

The level of beneficial ownership of the Company’s shares by US persons is approximately 15 per cent. No single beneficial holder holds in excess of 10 per cent.

SHAREHOLDER COMMUNICATION

Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way.

Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on our website (usually within one hour of lodgement with the ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email.

In 2004, Alumina Limited became a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, Alumina Limited donates $2 to Landcare Australia to support reforestation projects.

We are interested in shareholder questions and feedback which can be directed to the Company either through the mail or via the feedback facility available on our website.

For further information on shareholder communications, including our Continuous Disclosure Policy, refer to the Shareholder Communication Strategy located in the Governance section of our website.

COMPARISON OF CORPORATE GOVERNANCE PRACTICES WITH THE NYSE LISTING RULES

Alumina Limited shares trade in the form of American Depositary Receipts (ADRs) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE listing rules.

More detail about the ways in which Alumina Limited’s corporate governance practices differ from those stipulated by the NYSE listing rules can be found in the Governance section of our website.

SHARE ENQUIRIES

Investors seeking information about their Alumina Limited shareholding or dividends should contact:

Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne, Victoria 3001 Australia

Telephone

1300 556 050 (for callers within Australia)

+61 (0) 3 9415 4027 (for international callers)

Facsimile

(03) 9473 2500 (for callers within Australia)

+61 (0) 3 9473 2500 (for international callers)

Email web.queries@computershare.com.au

Please note, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.

AMERICAN DEPOSITARY RECEIPTS

Alumina Limited shares are traded on the NYSE as ADRs. This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact our depositary, The Bank of New York Mellon:

The Bank of New York Mellon

Issuer Services

PO Box 11258

Church Street Station

New York, NY 10286-1258

Toll free number

(for callers within the USA) 1-888-BNY-ADRs

Telephone (for non-US callers):+1 (212) 815 3700

Website www.stockbny.com

Email shareowners@bankofny.com

COMPARISON TO ASX CORPORATE GOVERNANCE BEST PRACTICE RECOMMENDATIONS

	Recommendation	Compliance	Reference
Principle 1	Lay solid foundations for management and oversight

1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	Comply	Page 6

Principle 2	Structure the board to add value

2.1	A majority of the board should be independent directors.	Comply	Page 6-7

2.2	The Chairperson should be an independent director.	Comply

2.3	The roles of Chairperson and Chief Executive Officers should not be exercised by the same individual.	Comply	Page 6

2.4	The board should establish a nomination committee.	Comply	Page 9

2.5	Provide related disclosures.	Comply	n/a

Principle 3	Promote ethical and responsible decision-making

3.1	Establish a code of conduct to guide directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:		Page 9

	3.1.1 the practices necessary to maintain confidence in the company’s integrity	Comply

	3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices	Comply	Page 11

3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	Comply	Page 8 & 10

3.3	Provide related disclosures.	Comply	n/a

Principle 4	Safeguard integrity in financial reporting

4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company’s financial reports present a true and fair view, in all material respects, of the company’s financial condition and operational results and are in accordance with relevant accounting standards.	Comply	Page 9

4.2	The board should establish an audit committee	Comply	Page 8

4.3

Structure the audit committee so that it consists of:

only non-executive directors

a majority of independent directors

an independent chairperson, who is not chairperson of the board at least three members

		Comply	Page 8

4.4	The audit committee should have a formal charter.	Comply	Page 8

4.5	Provide relevant disclosures.	Comply	n/a

Principle 5	Make timely and balanced disclosure

5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	Comply	Page 10

5.2	Provide relevant disclosures.	Comply	n/a

Principle 6	Respect the rights of shareholders

6.1	Design and disclose a communications strategy to promote effective communications with shareholders and encourage effective participation at general meetings.	Comply	Page 13

6.2	Request the external auditor to attend the AGM and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.	Comply	Page 10

Principle 7	Recognise and manage risk

7.1	The board or appropriate board committee should establish policies on risk oversight and management.	Comply	Page 10

7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:	Comply

7.2.1	the statement given in accordance with best practice recommendations 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.	Comply	Page 11

7.2.2	The company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	Comply	Page 11

7.3	Provide relevant disclosures.	Comply	n/a

Principle 8	Encourage enhanced performance

8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives	Comply	Page 9

Principle 9	Remunerate fairly and responsibly

9.1	Provide disclosure in relation to the company’s remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	Comply	Page 20

9.2	The board should establish a remuneration committee.	Comply	Page 8

9.3	Clearly distinguish the structure of non-executive directors’ remuneration from that of executives.	Comply	Page 20-37

9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	Comply	Page 22 & 23

9.5	Provide relevant disclosures.	Comply	n/a

Principle 10	Recognise the legitimate interests of stakeholders

10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders	Comply	Page 9

DIRECTORS’ REPORT

The directors present their report on the consolidated entity consisting of Alumina Limited (“the company”) and the entities it controlled at the end of, or during, the year ended 31 December 2007 (the ‘Group’).

DIRECTORS

The following persons were directors of Alumina Limited during the whole of the financial year and up to the date of this report:

D M Morley (Chairman)

J Marlay (Chief Executive Officer)

P A F Hay

R J McNeilly

M R Rayner (Alternate K A Dean)

G J Pizzey

BOARD OF DIRECTORS

Alumina Limited Directors in office as at 31 December 2007 were:

Mr Donald M Morley Age 68

BSc MBA FAuslMM

Chair, Independent Non-Executive Director

Mr Morley was elected a Director and appointed Chairman of Alumina Limited on 11 December 2002. He is a director of Iluka Resources Ltd, a role he has held since December 2002, and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a director of WMC Limited, in the role of Director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide-ranging financial skills and considerable resource industry experience.

Mr Peter A F Hay Age 57

LLB

Independent Non-Executive Director

Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is Co-Chairman of Investment Banking at Lazard Carnegie Wylie Pty Ltd and a director of Pacifica Group Limited and Landcare Australia Limited. He is a former Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, and Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.

Mr Ronald J McNeilly Age 64

BCom MBA, FCPA, FAICD

Independent Non-Executive Director

Mr McNeilly was elected a Director of Alumina Limited on 11 December 2002. He is the Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited; past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and President of BHP Minerals from 1999 to 2001. He is a member of the Audit and Nomination Committee and Chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years working in the resource sector.

Mr Mark R Rayner Age 70

BSc (Hons) ChemEng FTSE FAusIMM FIEA FAICD

Independent Non-Executive Director

Mr Rayner was elected to take office as Director of Alumina Limited on 11 December 2002. He was Chief Executive of Comalco Limited 1978 to 1989, Deputy Chairman 1989 to 1997; executive director CRA Ltd 1989 to 1995, director of National Australia Bank Limited from 1985 to 2001 and Chairman from 1997 to 2001, a director of Pasminco Limited from 1989 to 2003 and Chairman from 1992 to 2003; director of Mayne Nickless Limited from 1995 to 2002; Chairman Mayne Nickless from 1997 to 2002 and most recently a director of Boral Ltd, from 1996 to 2007. Mr Rayner is a member of the Nomination Committee and Compensation Committee, and Chair of the Audit Committee. He brings extensive industry specific experience in the bauxite, alumina and aluminium industry of over 35 years.

Mr G John Pizzey Age 62

BEng (Chem), Dip. Mgt FTSE FAICD

Independent Non-Executive Director

Mr Pizzey was elected a director of Alumina Limited on 8 June 2007. He is a Director of Iluka Resources Ltd, Amcor Limited, St Vincent’s Institute of Medical Research and Ivanhoe Grammar School. Mr Pizzey was previously a director of WMC Resources Ltd November 2003 to June 2005, Alcoa of Australia Limited April 1999 to December 2003, ION Limited (in administration) October 1999 to August 2005, and Chairman 2004-2005. Mr Pizzey is also formerly a director and chairman of the London Metal Exchange. He is a member of the Audit, Nomination and Compensation Committees. Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industry.

Mr John Marlay Age 59

BSc FAICD

Chief Executive Officer

Mr Marlay was elected as Executive Director and Chief Executive Officer on 11 December 2002. He joined WMC in August 2002, following his role as Head of Strategy for RMC Group Plc in London. Mr Marlay was previously Executive General Manager Business Integration, Hanson Plc from 2000 to 2001. He has held senior management roles with Pioneer International Ltd, James Hardie Industries Limited and Esso Australia Ltd. In December 2006 Mr Marlay was appointed as a non-executive director of Incitec Pivot Limited. Mr Marlay has extensive resource sector experience operating in international management roles, including capital-intensive joint ventures.

Company Secretary

Stephen Foster

BCom LLB(Hons) GDipAppFin (Sec Inst)

GradDip CSP, ACIS

General Counsel/Company Secretary

Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson)

Details of the Company Secretary role are contained on page 9.

Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) and the number of meetings attended by each Director are detailed on page 12.

Particulars of relevant interests of shares held by the directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 35.

INSURANCE OF OFFICERS

During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.

The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.

DIVIDENDS

Details of the dividends paid during the financial year are referred to in Note 9 of the Financial Report found on page 56.

PRINCIPAL ACTIVITIES

The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting.

REVIEW OF OPERATIONS AND RESULTS

The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities.

The Group’s net profit attributable to members of Alumina Limited was $436.4 million (2006: $511.1million). The Group’s underlying earnings for 2007 was $405.6 million (2006: $569.4 million). For further information on the operations of the Group during the financial year and the results of these operations (including the calculation of underlying earnings), refer to page 3.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 27 February 2008, Aluminium Bahrain BSC (“Alba”) commenced litigation in the United States District Court for the Western District of Pennsylvania, against Alcoa Inc. (“Alcoa”), Alcoa World Alumina LLC and two individuals. Alcoa World Alumina LLC is an AWAC entity, and Alba is a significant customer of alumina from AWAC’s Western Australia refineries.

The Complaint alleges that the defendants engaged in a conspiracy involving fraud, bribery and overcharging with respect to the sale of alumina to Alba. Relief sought includes damages and rescission of Alba’s current alumina supply contract.

Alcoa has stated that it is reviewing the allegations and that it intends to vigorously defend the claim. No member of the Alumina Limited Group, nor any of its employees, are defendants in the litigation (2006: nil).

LIKELY DEVELOPMENTS

In the opinion of the Directors it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2007.

ENVIRONMENTAL REGULATION

AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water. In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licenses include requirements specific to the subject site.

ROUNDING OF AMOUNTS

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs of the consolidated entity during the financial year.

AUDITOR

PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001.

NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

REMUNERATION OF AUDITORS

The Board of Directors has considered the position and, in accordance with the advice received from the audit committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

¡	All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

¡	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 37 of this Report.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	Consolidated Entity $ Thousand
	2007	2006
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	379	367
Audit of Annual Report on US Form 20-F – fees for annual audit	235	105
Advice on accounting standards (including transition to AIFRS)	—	11
	614	483

(b) Remuneration for other assurance services:
Other	200	97

(c) Remuneration for taxation services:
Overseas tax services	54	71
Total	868	651

REMUNERATION REPORT

This Remuneration Report sets out the Company’s remuneration strategy and practices and incorporates remuneration information for Directors and senior executives in accordance with the Corporations Act. Senior Executive Remuneration Policy and Non-executive Director Remuneration Policy are discussed separately in this report. This report forms part of the Directors’ statutory report for the year ended 31 December 2007.

REMUNERATION POLICY AND PRACTICES 2008

Alumina Limited has a number of specific differences in its structure and operations that differentiate it from other ASX companies. The Company has adopted widely accepted conventional performance measures for executive remuneration, such as earnings per share, return on capital, and relative total shareholder return. However, these performance measures can be impacted by external factors, such as aluminium price, exchange rate and the performance of operating facilities which are managed by Alcoa, rather than the management of Alumina Limited. These measures are used in our remuneration structure, as they do align management remuneration with shareholders’ interests. In 2008, as part of a comprehensive review of our remuneration philosophy, we have made changes to our remuneration practices to better link remuneration to specific Alumina Limited management performance while ensuring alignment to shareholder interests.

Short Term Incentive

The Company reviewed its remuneration policy during 2007 and sought to increase the weighting of remuneration to those areas the executive can directly influence. In 2008, the Short Term Incentive (“STI”) will be up to a maximum of 100 per cent of Fixed Annual Reward (“FAR”) for the Chief Executive Officer (50 per cent in 2007) and 70 per cent for Senior Executives (40 per cent in 2007).

Fifty per cent of the STI for the Chief Executive Officer and Senior Executives will relate to performance against individual objectives and 50 per cent of the STI for the Chief Executive Officer and Senior Executives relates to return on capital and earnings per share hurdles. The individual objectives relate to promoting and protecting shareholder interests in the AWAC joint venture, Alumina Limited capital management and funding, influence on AWAC strategy and operational performance, corporate governance and fiscal compliance. These are matters which executives can most directly and immediately influence and have their performance measured against.

To ensure alignment of executive remuneration with shareholder returns, executives will also be required to apply 50 per cent of any STI payment for the 2008 year to the purchase of Company shares. Those shares must be held by the executive for a period of at least three years, or until the executive ceases employment.

At the same time, the potential Long Term Incentive (“LTI”) component of remuneration will be reduced in 2008 to a maximum of 50 per cent for the Chief Executive Officer (75 per cent in 2007) and a maximum of 40 per cent of FAR for Senior Executives (60 per cent in 2007).

Long Term Incentives

The Company reviewed the hurdles that should apply to Performance Rights under the LTI Plan. For the 2008 grant, 100 per cent of the Performance Rights will be tested against the Total Shareholder Return (“TSR”) hurdle. An Earnings Per Share hurdle will not be used for the 2008 LTI grant in order to meet the desire for a clear, comparative measure that most directly aligns with returns to shareholders.

For future grants of Performance Rights, the Company has decided to discontinue the 2007 Performance Rights vesting tests, whereby TSR Hurdle was tested on the highest 20 day average TSR performance over the 12 month period. For Performance Rights granted from 2008 onwards, if less than 100 per cent vest when tested initially at the end of a three year period, two further tests apply (over a four week period), 6 months and 12 months after the initial test. Any Performance Rights which do not vest after the second retest will lapse.

The volatility of global commodity prices and exchange rates, and the resulting volatility in the Company’s share price, can mean a four week measure at the end of three years does not give a good or fair measure of improved long term performance. The testing outcome can be potentially unrepresentative, depending on numerous market factors that may be present in a single four week period at the end of three years. Therefore, it is considered that the 6 months and 12 months retesting approach provides a more representative outcome.

The Company believes these changes improve the executive remuneration structure from 2008. We will continue to review our remuneration practices to ensure they continue to align with shareholder expectations while providing incentive and motivation for our employees.

Non-Executive Directors

The Committee reviews non-executive Director remuneration annually, taking into account the advice of remuneration consultants with regard to market practices, and the duties and accountabilities of Directors, and provides a recommendation to the Board on non-executive Director remuneration. The Company seeks to set non-executive Directors’ fees in the third quartile. During 2007, a review was undertaken by Egan Associates of non-executive Director fee levels of comparable companies.

Having regard to the review and organisations with comparable market capitalisation, total assets and operating profits, and taking into account duties and responsibilities, non executive directors’ fees were increased in 2008 from $121,350 per annum to $140,000 per annum, plus the superannuation guarantee levy.

The Directors agreed to continue the practice of not paying additional fees for committee membership or chairmanship of committees.

Chief Executive Officer

Mr Marlay’s FAR was increased from $900,000 to $1,000,000 per annum, effective January 1 2008. Mr Marlay’s employment contract was also amended from January 1 2008, as outlined above in relation to STI and LTI, reflecting changes in CEO remuneration practices in the market, where there is both a higher proportion of at risk remuneration and increased weighting to short term incentives.

The Company has provided for shareholders to vote at the 2008 Annual General Meeting on whether to approve the issue of Performance Rights to the Chief Executive Officer. The Performance Rights do not involve the issue of new shares.

COMPENSATION COMMITTEE

Role of Compensation Committee

The duties and responsibilities delegated to the Compensation Committee (“the Committee”) by the Board are set out in the Committee’s Charter, which is available on the Company’s website.

The Committee oversees and implements the Company’s compensation plans, policies and practices, and has the authority and responsibility to review and make decisions in relation to:

¡	remuneration strategy and policy of the Company;

¡	remuneration of senior executives and terms of the CEO’s contract;

¡	review of incentive plan design;

¡	review of succession plans for senior executives;

¡	approval of performance measures and incentive payments;

¡	advising the Board on remuneration structure for non-executive Directors.

The Committee is thus responsible for overseeing and implementing the Company’s compensation plans, policies and practices.

The Committee reviews the remuneration strategy and plans of the Company, compares the strategy and plans with community and industry standards and verifies the appropriateness of the strategy and plans by reference to external information and advice. The Committee has the responsibility to ensure that shareholder and employee interests are aligned, that the Company is able to attract, develop and retain talented employees, and that senior executives are fairly and reasonably compensated. In 2007, the Committee took advice from Egan Associates and Mercer Human Resources.

The Committee met eight times in 2007. Senior executives attend certain meetings by invitation.

SENIOR EXECUTIVE REMUNERATION POLICY (AUDITED)

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we are committed to ensuring that our remuneration process:

1. is aligned with shareholder interests; and

2.	is also designed to reward and recognise superior senior executive performance.

The process ensures that specific and measurable individual objectives and targets that are consistent with business objectives are set for executives and employees.

The performance of individual Senior Executives against their objectives is assessed half yearly and yearly. The Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives (“STIs”) are determined by assessing performance against both individual performance objectives and Company earnings per share and return on capital targets. Long-term incentives (“LTIs”) are assessed against the Company’s total shareholder return (“TSR”) compared with that of Australian and international peer group companies. LTIs allocated in 2007 are also assessed against required growth in Company earnings per share.

Remuneration Process

Senior executive remuneration is reviewed annually by the Committee. Senior executive rewards are influenced by three factors: individual performance, Company performance, and market position.

After the Board, the CEO, Chief Financial Officer and General Counsel/Company Secretary exercise the greatest control over the management and strategic direction of the Group and are the most highly remunerated executives of the Company and the Alumina Group. These senior executives are the only employees of the Company who make, or participate in making, decisions that affect the whole, or a substantial part, of the business of the Company or have the capacity to significantly affect the Company’s financial standing, and therefore less than five senior executives are listed in this Report.

Individual Performance

Remuneration reflects individual performance based on each senior executive’s performance against specific goals and individual objectives set for that Senior Executive for the year under review.

Company Performance

A percentage component of share-based remuneration for senior executives is based on the performance of the Company measured against peer group companies’ TSR and for LTIs allocated in 2007, also on Company earnings per share. A percentage of total cash remuneration for Senior Executives is based on Company earnings per share and AWAC return on capital.

Market Position

Alumina Limited is among the 100 largest companies listed on the Australian Securities Exchange. The skills and expertise required by the Company’s employees equate to those of similar sized companies, notwithstanding that Alumina Limited has a small number of employees.

Alumina Limited’s remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company can attract and retain high-performing employees. External compensation advisers are appointed to provide annual salary and benefits reviews.

Remuneration Process table information :

Business objectives set

Half year results

Review of Company results

Individual performance objectives and targets set

Mid-year review of performance

Compensation Committee review

Year-end performance and remuneration review STI/LTI determined

REMUNERATION STRUCTURE/PERFORMANCE REWARD LINK (AUDITED)

Executive Remuneration

Senior executive remuneration comprises:

¡

fixed remuneration – ‘fixed annual reward’ (“FAR”) is the component of total remuneration specified in an executive’s contract of employment and in periodic salary reviews. It includes salary and superannuation contributions (both Company and salary sacrifice contributions).

¡

variable (incentive) remuneration – contracts for Senior Executives and professional employees include a component of remuneration linked to both STIs and LTIs. Policies defining STIs and LTIs are established by the Committee and reviewed annually.

Fixed Remuneration

The Committee reviews and determines the FAR for the CEO. The CEO annually reviews and recommends to the Committee the FAR for the other senior executives.

For senior executives, the Company seeks to set FAR at the third quartile of comparable companies and targets high levels of performance.

Variable Remuneration

During the year, the Company arranged for Mercer Human Resources to review the structure of its STI and LTI plans. After considering the review, the structure of executive variable (incentive) remuneration was modified, effective 1 January 2008. The changes implemented from 1 January 2008 are set out above. Details of the variable remuneration applying during 2007 are set out below.

i) Short-Term Incentives

Principles

The amount of STI awarded varies according to a combination of individual and Company performance criteria. For the STI, Company performance is measured using the AWAC Operating Plan return on capital for the 12-month performance period (normalised for changes in the LME aluminium price) and an earnings per share (EPS) target for Alumina Limited, based on the AWAC Operating Plan and Alumina Limited’s corporate budget for the period (normalised for changes in the LME Aluminium price and for AUD/USD effects).

Performance against individual objectives links achievement to reward for senior executives to meet or exceed measurable objectives in their work. The STI structure measures performance in promoting and protecting shareholder interests in the AWAC joint venture, including asset acquisitions by the Company, funding and dividend policy of AWAC, capital management and funding for Alumina Limited dividends which ultimately support Alumina Limited’s objectives and shareholder interests.

The Company’s earnings per share, AWAC return on capital and individual performance objectives provide an incentive to achieve high levels of personal performance and contribute to high levels of Company performance. The AWAC return on capital and Company earnings per share measures have been used as a performance hurdle in the STI plan because they are considered an appropriate means of measuring Company performance.

2007

STIs were calculated as a percentage of the senior executive’s fixed remuneration and are paid in the form of cash. The Committee reviews performance assessments and approves STI payments to all employees. In 2007, up to 50 per cent of FAR was the maximum payable to the Chief Executive Officer as STI, of which 30 per cent related to performance against individual objectives and 20 per cent related to the return on capital and earnings per share performance during the 2007 year. For Senior Executives’ STI, the maximum payable in 2007 was 40 per cent of FAR, of which 25 per cent related to performance against individual objectives and 15 per cent relates to return on capital and earnings per share performance. The STI is designed to encourage high performance and link senior executive remuneration to financial returns achieved by the Company.

Performance of senior executives is measured against a scorecard of agreed objectives and targets. Individual performance against the measures was assessed for each senior executive for 2007. Twenty eight per cent of FAR was awarded to Mr Marlay and an average of 23 per cent of FAR was awarded for this component of STI to Messrs Dean and Foster.

The protection and promotion of shareholder interests in the AWAC joint venture, preparation for asset acquisitions as a result of the takeover offer for Alcan, assessing future AWAC growth opportunities, evaluating the impact of future emissions trading on business sustainability and further implementation of AWAC funding arrangements, were specific objectives which promoted shareholder interests. The off market share buy back completed in 2007 achieved its objectives of the purchase being at the maximum percentile discount and effectively distributing franking credits to shareholders.

The STI reward attributed to the Company performance for 2007 was zero per cent of FAR for the CEO and senior executives. The Company’s financial performance did not meet the required levels in respect of the AWAC Operating Plan return on capital and Company earnings per share.

For the STI payments attributable to 2007 performance, the Company operated a short term incentive equity conversion plan (“STI Equity Plan”) for senior executives and other eligible employees. Under the STI Equity Plan, participants may elect to apply all or a portion of their short-term incentive to the acquisition of Company shares (which are purchased on market), with all costs of acquisition being borne by the participant. In addition, to the extent an eligible employee elects to acquire Company shares under the STI Equity Plan, they will, upon continuing to be employed by the Company for three years from the date of acquiring shares under the STI Equity Plan, receive additional Company shares equal to i) 50 per cent of their Company shares acquired (“Matching Shares”) and ii) shares equal to the amount of dividends that would have been paid on the Matching Shares if they had been acquired at the same time as the initial shares (‘Dividend Equivalent Shares’). (NB. The STI Equity Plan will not apply to STI payments for the 2008 year).

ii) Long-term Incentives

Each year senior executives may be offered (at the Board’s discretion) a conditional entitlement under the Alumina Employee Share Plan (‘ESP’) to fully paid ordinary shares in the Company (Performance Rights), which are purchased on market. That discretion is exercised after reviewing senior executive remuneration and the factors as outlined under the Senior Executive Remuneration Policy. The Performance Rights vest to senior executives at the end of the performance period if certain performance tests are achieved over that performance period. The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

The LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to senior executives under the ESP.

The performance criteria and testing period for each annual offer under the ESP are determined by the Committee at the time of issue of each tranche of Performance Rights. For Performance Rights issued from 2004 to 2006, 100 per cent of the Performance Rights are tested against the TSR hurdle. For Performance Rights issued in 2007 50 per cent of the Performance Rights are tested against the TSR hurdle and 50 per cent are tested against an earnings per share hurdle. The Performance Rights granted are measured against the ASX Comparator Group and International Comparator Group mentioned below. The number of comparable listed alumina and aluminium companies is so small that it cannot provide a sufficient comparator group. The International Comparator Group is comprised of resource companies to provide measurement against similar industries and the ASX Comparator Group includes companies which are alternative investments for the Company’s shareholders.

Testing period for TSR

2007

i)	For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The Performance Rights vest only when the TSR Hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of Performance Rights subject to the TSR Hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period.

Prior Periods

ii)	For those Performance Rights issued from 2004 to 2006, if less than 100 per cent of the Performance Rights in a tranche vest when tested initially at the end of the three year period, a second test is conducted six months after the initial test. No further testing is undertaken after this second test. The second test is considered appropriate in view of the volatility of global commodity prices and exchange rates and the resulting volatility in the Company’s share price. The second test applies only to 50 per cent of the Performance Rights that did not initially vest at the end of the three year period (for example, if 60 per cent of the Performance Rights initially vest, the second test will apply only to half of the 40 per cent of Performance Rights that did not initially vest). The remaining 50 per cent of the Performance Rights that did not vest will lapse and are not subject to future retesting. The number of Performance Rights of the retested portion that vest will be determined according to Alumina Limited’s relative TSR performance over the period from the commencement of the performance period to the retest date, according to the same scale used at the initial test (refer to Table 1.0).

Entitlements will generally lapse on cessation of employment.

In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to senior executives. A change of control is, in general terms, an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company.

LTI Performance Testing

TSR

Two comparator group tests are applied to determine the number of Performance Rights which may vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of Performance Rights under the ESP. The performance tests compare Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. Results of the performance tests are calculated by a consultant engaged for this purpose.

TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.

The comparator groups selected by the Committee include companies that are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind Tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to performance of Alumina Limited against a comparator group of 50 Australian-listed entities (i.e. 50 entities/securities excluding Alumina Limited and Property Trusts) (Test 1 – ASX Comparator Group). The composition of the ASX Comparator Group for 2007 is shown in Table 2.1. The Comparator group of Australian listed entities had been a total of 50 up until the grant in January 2008. The Comparator group was expanded in 2008 to 100 Australian listed entities to reflect the Company’s size in relation to the Comparator group entities.

Test 2 relates to performance against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (i.e. 30 entities excluding Alumina Limited) (Test 2 – International Comparator Group). The composition of the International Comparator Group for 2007 is shown in table 2.2.

Under the performance tests, the TSR for each entity in the comparator groups and for Alumina Limited is calculated according to a standard methodology determined by remuneration consultants Mercer Human Resource Consulting, engaged for this purpose. The entities (or securities, as appropriate) in the comparator group are then ranked by TSR performance. The number of Performance Rights for which senior executives receive an Alumina Limited Performance Right (i.e. that ‘vest’) is then determined according to the scale in Table 1.0:

2007

For Performance Rights granted under the ESP in January 2007, 50 per cent of the Performance Rights granted are subject to an earnings per share (‘EPS’) performance hurdle, which involves a comparison between the EPS of Alumina Limited for the financial (calendar) year at the end of the relevant testing period and the average of actual Alumina EPS figures over the four financial years which preceded the financial year during which the Performance Rights were granted (‘Baseline EPS’). For the grant in January 2007, the Baseline EPS was 31.4 cents per share. EPS growth is measured by comparing the actual EPS for the financial reporting year during the end of the relevant testing period and the Baseline EPS, expressed as a percentage growth (refer to Table 1.1). The EPS performance hurdles are calculated by increasing the Baseline EPS by the relevant percentage on a compounding basis. The remaining 50 per cent of the Performance Rights granted in 2007 are tested against the Company’s TSR performance.

TABLE 1.0 LTI VESTING TREATMENT – TSR (UNAUDITED)

Alumina Limited TSR compared to median of comparator group	Vesting

If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent

If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance*	50 per cent

If Alumina Limited’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the comparator group, ranked by TSR performance*	100 per cent

*       If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

TABLE 1.1 (UNAUDITED)

LTI Vesting Treatment – EPS Alumina Limited Earnings Per Share Growth	Vesting

If Alumina Limited’s EPS growth in the year of testing is less than 6 per cent per annum compared with the Baseline EPS	0 per cent

If Alumina Limited’s EPS growth in the year of testing is equal to or greater than 6 per cent per annum compared with the Baseline EPS	50 per cent

If Alumina Limited’s EPS is equal to or greater than 10 per cent per annum compared with the Baseline EPS	100 per cent

TABLE 2.1 ASX COMPARATOR GROUP (UNAUDITED)
Relevant Testing Period
Company[1]	June 2007[2]	December 2007	2008	2009

Amcor	x	x	x	x

AMP	x	x	x	x

Aristocrat Leisure		x	x	x

ANZ Banking Group	x	x	x	x

AGL Energy	x	x	x	x

ASX				x

AXA Asia Pacfic Holdings	x	x	x	x

Babcock And Brown			x	x

BHP Billiton	x	x	x	x

BlueScope Steel	x	x	x	x

Boral	x	x	x

Brambles Industries	x	x	x	x

Centro Properties Group	x	x	x

Caltex Australia			x	x

Coca-Cola Amatil	x	x	x	x

Coles Myer	x

Commonwealth Bank	x	x	x	x

Computershare				x

Consolidated Media Holdings		x

CSL	x	x	x	x

Fairfax				x

Foster’s Group	x	x	x	x

Harvey Norman Holdings	x	x

Insurance Aust. Group	x	x	x	x

Investa Property	x

James Hardie Inds.	x		x

John Fairfax	x	x

Leighton Holdings	x	x	x	x

Lend Lease	x	x	x	x

Lion Nathan	x	x	x

Macquarie Airports		x	x

Macquarie Bank	x	x	x	x

Macquarie Goodman GP				x

Macquarie Infra Group	x	x	x	x

Mirvac Group	x	x		x

National Aust. Bank	x	x	x	x

News Corp CDI B		x

News Corp CDI A		x

Newcrest Mining	x	x	x	x

Oil Search			x

Orica	x	x	x	x

Origin Energy	x	x	x	x

Publishing And Broadcasting	x		x	x

Qantas Airways	x	x	x	x

QBE Insurance Group	x	x	x	x

Rinker	x

Rio Tinto	x	x	x	x

St George Bank	x	x	x	x

Santos	x	x	x	x

Sonic Healthcare		x	x

Stockland	x	x	x	x

Suncorp-Metway	x	x	x	x

Symbion Health	x

Tabcorp Holdings	x	x	x	x

Tatts Group				x

Telecom Corp NZ	x	x	x	x

Telstra Corp Inl Recpt				x

Telstra	x	x	x	x

Toll Holdings	x	x	x	x

Transurban Group		x	x	x

Wesfarmers	x	x	x	x

Westfield Group	x	x	x	x

Westpac Banking	x	x	x	x

Woodside Petroleum	x	x	x	x

Woolworths	x	x	x	x

Zinifex				x

1       The companies included in the Comparator Group change from year to year as companies enter or exit the ASX 50 or are delisted.

2       This relates to Performance Rights initially tested in December 2006 and for which 50 per cent was subject to a retest in June 2007.

TABLE 2.2 INTERNATIONAL COMPARATOR GROUP

Relevant Testing Period
Company[1]	June 2007	December 2007	2008	2009

Acerinox	x	x

Air Liquide				x

Alcan	x

Alcoa	x	x	x	x

Anglo American	x	x	x	x

Arcelor (Par)	x		x	x

Barrick Gold	x	x	x	x

Basf				x

Bayer				x

BHP Billiton Ltd	x	x	x	x

BHP Billiton Plc	x	x	x	x

Bluescope Steel	x	x	x

Cameco	x	x	x

Cemex				x

China Steel	x	x	x

Corus Group			x

CRH				x

Dow Chemicals				x

Dupont				x

Freeport Mcmoran	x	x	x

Gerdau Pn	x	x	x

Goldcorp				x

Holcim				x

JFE Holdings	x	x	x	x

Johnson Matthey	x	x	x

Kinross Gold Corp	x	x

Kobe Steel		x	x

Lafarge				x

Lonmin	x	x	x

Mitsubishi Materials	x		x

Mitsui Mining & Smelting	x	x

Monsanto				x

Newmont Mining		x	x	x

Newcrest Mining			x

Nippon Steel	x	x	x	x

Nucor	x	x	x	x

Praxair	x			x

Posco	x	x	x	x

Rio Tinto (Ltd)	x	x	x	x

Rio Tinto (Plc)	x	x	x	x

Shin-Etsu Chemical				x

Sumitomo Metal Mining	x	x	x

Sumitomo Metals Inds		x

Teck Cominco		x	x

Thyssenkrupp	x	x	x	x

Toyo Seikan

US Steel	x	x	x

Cvrd Pna (Vale Adr)	x	x	x	x

Cvrd Pna (Vale Pf Adr)				x

Worthington Inds	x

Xstrata		x	x	x

1	The companies included in the Comparator Group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.
2	This relate to Performance Rights initially tested in December 2006 and for which 50 per cent was subject to a retest in June 2007.

RELATING REWARDS TO PERFORMANCE

The Alumina Limited variable remuneration plans provide incentives for senior executives and also ensure that total annual remuneration is related to the extent to which the performance hurdles under the STI and LTI plans are satisfied. The performance measures used provide a strong link between executive remuneration and Alumina performance and shareholder wealth.

Alumina Limited’s share price from 2003 to 2007 moved through the following ranges:

The LTI component and part of the STI component of senior executive remuneration are tied to Company performance. Over the period from 2003 to 2007, Alumina Limited has created significant value for shareholders by adding to its interest in AWAC, ensuring Alumina Limited participates in AWAC expansion projects, implementing new AWAC funding and dividend arrangements, contributing to the strategic direction of AWAC and implementing effective capital management for Alumina Limited shareholders. The performance of the Company is measured by TSR and growth in the Company’s profit. Over the period from 2003 to 2007, LTI awards for senior executives have been aligned to a 3 year TSR performance by the Company, and 2007 LTI awards will also be tested by growth in Company earnings per share over a 3 year period. STI awards have been linked to achievement of personal objectives and annual return on capital and earnings per share, which contribute to increased shareholder value. From 2008, LTI awards are aligned solely to TSR performance, which directly reflects changes in shareholder wealth.

Table 3.0 HISTORICAL PERFORMANCE OF ALUMINA LIMITED

	2007	2006	2005		2004	2003

Dividends declared per share (cents)	24	22	20		20	23

Percentage change in share price	(1)	(15)	25		(10)	30

Net Profit After Tax	$436m	$511m	$316m		$316m	$237m

Percentile ranking of TSR against ASX 50	16	4	48		8	90

Per cent increase in fixed remuneration[2]	6	5	27		Nil	N/A

Per cent short-term incentive – Senior Executive[2]	23	36	26	[1]	16	52

Per cent long-term incentive[2]	Nil	Nil	2		Nil	30

1	Percentage is calculated by reference to FAR as at 31 December 2005.
2	Represents the average applicable to senior executives

Alumina Limited’s net profit has increased by 84 per cent, total dividends declared have been 106 cents per share and the share price has increased by 26 per cent for the years 2003 to 2007.

In 2007, performance did not reach the threshold levels for the AWAC Operating Plan or earnings per share targets, which meant for the CEO and senior executives, the STI award for this component was zero per cent.

SUPERANNUATION (UNAUDITED)

All Alumina Limited employees are members of the Alumina Superannuation Fund, an accumulation fund, or a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed annual remuneration.

OPTION PLANS (UNAUDITED)

Alumina Limited does not have any ongoing option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to Senior Executives).

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY (AUDITED)

Alumina Limited’s non-executive Directors receive fees for fulfilling their Directors duties. No additional fees are paid to Directors for participating on Board Committees. Non-executive Directors’ fees are reviewed annually and are determined by the Committee based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business. The level of fees reflects what is required to attract Directors with the necessary skills and experience. In accordance with recommendation 9.3 of the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations, Non executive Directors do not receive any performance-related remuneration and do not participate in the ESP. Directors are also required to direct at least 10 per cent of their fees to purchase Company shares. Total remuneration for non-executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for Directors is $950,000 per annum. A total of $786,750 was paid in non-executive Director fees in 2007.

The Directors agreed to continue the practice of not paying additional fees for committee membership or chairmanship of committees. Non-executive Directors’ remuneration details are set out in Table 6.

Non-executive Director Retirement Benefits

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution, which for 2007 is 9 per cent of their fees to a maximum of $12,908 for the Chairman and $10,935 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

Non-executive Director Share Acquisitions

Alumina Limited’s Non-executive Directors participate in a share plan that requires the Directors to allocate a minimum of 10 per cent of their annual fees to acquiring shares in the Company. Those shares are purchased on-market on behalf of the Directors. Shares are not allocated on performance but in lieu of receiving cash remuneration. The non executive Directors have the option to increase, above the minimum, the proportion of their remuneration they receive as shares. There are no discounts provided to Directors for the acquisition of shares under the plan. All costs associated with acquiring shares are borne by the Director. It is Company policy that Directors hold shares in the Company having a value approximately equal to their annual fees by the expiry of their first term as a Director. Participation in the plan further aligns the Directors’ interests with those of shareholders.

CHIEF EXECUTIVE OFFICER REMUNERATION (AUDITED)

Terms

2007

In 2007, Mr Marlay was awarded an STI of $252,000, equivalent to 28 per cent of his FAR. The payment comprised 28 per cent relating to performance against individual objectives and zero per cent for Company performance for 2007.

Under the ESP, the Company’s TSR did not exceed the 50th percentile for the 70,600 Performance Rights that were tested in December 2007 and therefore, none of those Performance Rights vested to Mr Marlay. Fifty per cent of those rights will be subject to a retest in June 2008. In June 2007, none of Mr Marlay’s 36,250 Performance Rights vested upon a retest of those rights, previously tested in December 2006, and accordingly they lapsed.

Mr Marlay’s STI in 2007 was up to 50 per cent of FAR and a grant of Performance Rights at the Board’s discretion, with a potential value up to 75 per cent of FAR per annum (which will vest according to the extent to which the ESP plan performance tests are satisfied).

The fees in relation to Mr Marlay’s position as non executive director of Incitec Pivot Ltd are paid to the Company.

Retirement and Termination Benefits

Mr Marlay’s employment contract does not have a fixed term. Either party may terminate the contract upon giving 12 months’ notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as ‘base remuneration’. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Marlay’s employment is terminated on the basis of redundancy of the position or by Mr Marlay giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Marlay, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered or Mr Marlay does not accept other employment within Alumina or another employer), then Mr Marlay is entitled to:

¡	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

¡

the greater of six months base remuneration (being FAR and the at-target STI) or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed year of service and an additional severance payment of 13 weeks.

Mr Marlay is not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfil agreed responsibilities. Mr Marlay is not entitled to retirement benefits other than superannuation entitlements.

QUANTUM OF REMUNERATION (AUDITED)

Details of remuneration of the Directors and key management personnel (as defined in AASB 124 Related Party Disclosures) of Alumina Limited and the Group are set out in the following tables.

Key management personnel of Alumina Limited include the Directors as listed on pages 12 and 16, and the following senior executive officers:

¡	Ken Dean – Chief Financial Officer

¡	Stephen Foster – General Counsel/Company Secretary

The key management personnel of the Group are the abovementioned senior executives and Directors.

TABLE 4.0 CEO’S REMUNERATION (AUDITED)

	John Marlay* Chief Executive Officer
	2007 $	2006 $
Short-term benefits

Fixed remuneration – cash[1]	887,092	831,244
Short-term incentive[2]	252,000	365,500
Non-monetary benefits	n/a	n/a

Post-employment

Superannuation – Company contributions[3]	12,908	18,756
Retirement benefits	n/a	n/a

Equity

Performance Rights[4]	413,685	311,452
Total remuneration	1,565,685	1,526,952

*	Mr Marlay is an executive Director of Alumina Limited.
1	Fixed remuneration is the total cost of salary, exclusive of superannuation.
2	Short-term incentive reflects the cash value paid for the years ended 31 December 2007 and 31 December 2006.
3	Superannuation contributions reflect the Superannuation Guarantee payment.
4	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of Table 5.1.

Service Agreements – Messrs Dean, Foster

Alumina Limited has entered into a service contract with each senior executive. The contracts are not fixed-term, and each provides for the following:

1.	Remuneration and employment conditions.

2.	Powers and duties.

3.	External activities; the fees in relation to Mr Dean’s position as non-executive director of Santos Ltd are paid to the Company.

4.	If Mr Dean or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Dean or Mr Foster (as relevant) are entitled to:

¡	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

¡

the greater of six months Base Remuneration (being FAR and the at target STI) or the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of 13 weeks.

Mr Dean and Mr Foster are not entitled to the payment outlined above where the reason for a significant change is poor performance or inability to fulfil agreed responsibilities. Mr Dean and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

5.	A requirement that the Company provides six months notice to terminate the contract and the senior executive provide three months written notice of termination.

In addition to any entitlements conferred on them by their service contract, each senior executive is also entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Each other executive is not entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the EPS.

TABLE 4.1 MOST HIGHLY REMUNERATED EXECUTIVES (AUDITED)

	Ken Dean Chief Financial Officer		Stephen Foster General Counsel/Company Secretary
	2007 $	2006 $	2007 $	2006 $
Short-term benefits

Fixed remuneration – cash[1]	557,092	527,588	357,092	337,588
Short-term incentive[2]	120,000	172,800	89,000	119,000
Other short-term employee benefits	—	—	—	9,835

Post employment

Superannuation – Company contributions[3]	12,908	12,412	12,908	12,412
Retirement benefits	n/a	n/a	n/a	n/a

Equity

Performance Rights[4]	164,521	74,945	140,005	109,794
Total remuneration	854,521	787,745	599,005	588,629

	2007 $	2006 $
Total for most highly remunerated executives

Total short-term benefits	1,123,184	1,166,811
Total post employment	25,816	24,824
Total share-based payment	304,526	184,739
Total remuneration	1,453,526	1,376,374

1	Fixed remuneration is the total cost of salary exclusive of superannuation. Messrs Dean and Foster’s FAR, including superannuation from 1 January 2008 is $620,000 and $400,000 respectively
2	Short-term incentive (STI) reflects the cash value paid for the years ended 31 December 2007 and 31 December 2006.
3	Superannuation benefits reflect the Superannuation Guarantee payment.
4	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of table 5.1.

TABLE 4.2 INCENTIVES – MOST HIGHLY REMUNERATED EXECUTIVES (AUDITED)

	John Marlay Chief Executive Officer %	Ken Dean Chief Financial Officer %	Stephen Foster General Counsel/Company Secretary %

Short-term incentive

Percentage paid	56	52	60
Percentage forfeited	44	48	40

Long-term incentive

Percentage vested
June 2007	—	n/a	—
December 2007	—	n/a	—
Percentage forfeited
June 2007	50	n/a	50
December 2007	50	n/a	50

Percentage of remuneration

Comprising variable remuneration	42.52	33.29	38.23

TABLE 5.0 DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION (AUDITED)

	Rights Number		Date of grant	% vested in 2007	% forfeited in 2007	Performance Rights yet to vest	Financial year in which grants may vest	Value of rights outstanding 31/12/07
								$ Min[2]	$ Max[3]
John Marlay	36,250	[1]	Jan 04	—	50	—		—	—
	70,600		Jan 05	—	50	35,300	2008	—	129,904
	99,300		Jan 06	—	—	99,300	2008	—	453,801
	107,100		Jan 07	—	—	107,100	2009	—	544,068

Ken Dean	50,500		Jan 06	—	—	50,500	2008	—	230,785
	54,300		Jan 07	—	—	54,300	2009	—	275,844

Stephen Foster	13,500		Jan 04	—	50	—		—	—
	26,300		Jan 05	—	50	13,150	2008	—	48,392
	32,800		Jan 06	—	—	32,800	2008	—	149,896
	35,300		Jan 07	—	—	35,300	2009	—	179,324

1	These rights were initially tested in December 2006.
2	The minimum value of the grant is $nil if the performance conditions are not met.
3	Maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to table 5.1.

The terms of Performance Rights granted to John Marlay, Ken Dean and Stephen Foster were not altered during the 2007 year.

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, this or future reporting periods are as follows:

Grant date	End of performance period[1]	Value per Performance Right at grant date[2]

26/03/2003	3/12/2004	2.49
26/03/2003	3/12/2005	2.49
19/01/2004	21/12/2006	3.01
25/01/2005	16/12/2007	3.68
25/01/2006	7/12/2008	4.57
29/01/2007	4/12/2009	5.08

1	End of performance period is the date the performance of the Company is measured against the performance criteria. If the Company fails to meet the minimum performance criteria then 50 per cent of the Performance Rights are forfeited and 50 per cent are subject to a retest in six months time. For the grant of 29/01/2007, the performance criteria is measured over defined periods as outlined in this Report.
2	Value per Performance Right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

TABLE 5.1 VALUE OF PERFORMANCE RIGHTS (UNAUDITED)

	(A) Value – Granted in 2007 Performance Rights $	(B) Value – Vested in 2007 Performance Rights $	(C) Value – Lapsed in 2007 Performance Rights $	(D) Total of Columns Performance Rights A+B-C $	(E) Value as proportion of remuneration %
Director/senior executives
John Marlay	544,068	—	(239,016)	305,052	19
Ken Dean	275,844	—	—	275,844	32
Stephen Foster	179,324	—	(89,027)	90,297	15

Table 5.1 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives based on the following assumptions:

(A)	The value of Performance Rights granted in the year reflects the value of a Performance Right, times the number of Performance Rights granted during 2007. Performance Rights were valued independently by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accommodates features associated with Alumina Limited’s ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in January 2007.
(B)	The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.
(C)	The value applicable to Performance Rights at lapse date has been determined by using the fair value as calculated by Mercer Finance and Risk Consulting multiplied by the number of rights lapsed.
(D)	The total value is the sum of the value of Performance Rights granted during 2007, plus the value of Performance Rights vested during 2007, less the value of Performance Rights that lapsed during 2007.

TABLE 6.0 NON-EXECUTIVE DIRECTORS’ REMUNERATION (AUDITED)

	Don Morley		Peter Hay		Ron McNeilly		Mark Rayner		John Pizzey[3]
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $

Short Term Benefits

Fees – cash[1]	273,315	258,750	109,356	94,875	91,125	86,250	97,200	98,710	54,582	—
Value of shares acquired in lieu of fees[2]	30,550	28,750	12,150	20,125	30,375	28,750	24,300	16,290	13,645	—

Post Employment

Superannuation Guarantee	12,907	12,412	10,375	10,350	10,375	10,350	10,375	10,350	6,140	—
Retirement Benefit accrued	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Total Remuneration	316,572	299,912	131,881	125,350	131,875	125,350	131,875	125,350	74,367	—

1	Directors’ fees are fixed and relate to their participation on the Board. Directors do not receive a separate fee for participation on a Board Committee.
2	Directors are required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company shares. The Directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares.
3	Mr Pizzey was appointed as a Director on 8 June 2007.

TABLE 7.0 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2007 (AUDITED)

	Balance of shares as at 1 January 2007[1]	Shares acquired during the year in lieu of salary[2]	Other shares acquired during the year[3]	Balance of shares held at 31 December 2007[1]

Don Morley	420,994	4,189	—	425,183
Peter Hay	41,212	1,678	—	42,890
Ron McNeilly	31,433	4,191	—	35,624
Mark Rayner	29,720	3,225	—	32,945
John Pizzey	—	217	13,000	13,217

NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2006 (AUDITED)

	Balance of shares as at 1 January 2006[3]	Shares acquired during the year in lieu of salary[2]	Other shares acquired during the year[3]	Balance of shares held at 31 December 2006[3]

Don Morley	417,344	3,650	—	420,994
Peter Hay	31,700	9,512	—	41,212
Ron McNeilly	27,370	4,063	—	31,433
Mark Rayner	28,094	1,626	—	29,720
John Pizzey	—	—	—	—

1	Balance of shares held at 1 January 2007 and 31 December 2007 include directly held, and nominally held shares, and shares held by personally related entities.
2	Non-executive Directors are required to allocate a minimum of 10 per cent of their fees per annum to acquire shares in the Company.
3	Balance of shares held at 1 January 2006 and 31 December 2006 includes directly held, and nominally held shares and shares held by personally related entities.

TABLE 8.0 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS AND OPTIONS 2007 (AUDITED)

Specified Executives	John Marlay	Ken Dean	Stephen Foster
Type of equity-based instrument	Performance Rights	Performance Rights	Performance Rights
Number held at 1 January 2007[1]	206,150	50,500	72,600
Number granted during the year as remuneration[2]	107,100	54,300	35,300
Number vested during the year	—	—	—
Number lapsed during the year[3]	(71,550)	—	(26,650)
Number exercised during the year	—	—	—
Number held at 31 December 2007	241,700	104,800	81,250

1	Includes the number of Performance Rights granted that were subject to testing in June 2007, December 2006 and December 2007 but not yet vested.
2	Performance Rights granted in January 2007 for the three-year performance test period concluding in December 2009.
3	Performance Rights conditions were not met for the January 2005 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2008. In addition, of the January 2004 grant tested In June 2007, 50 per cent lapsed.

TABLE 8.1 SENIOR EXECUTIVES—HOLDINGS OF PERFORMANCE RIGHTS 2006 (AUDITED)

Specified Executives	John Marlay	Ken Dean	Stephen Foster
Type of equity-based instrument	Performance Rights	Performance Rights	Performance Rights
Number held at 1 January 2006[1]	167,550	—	62,400
Number granted during the year as remuneration[2]	99,300	50,500	32,800
Number vested during the year	—	—	—
Number lapsed during the year[3]	(60,700)	—	(22,600)
Number exercised during the year	—	—	—
Number held at 31 December 2006	206,150	50,500	72,600

1	Includes the number of Performance Rights granted that were subject to testing in June 2006, December 2006 and December 2007 but not yet vested.
2	Performance Rights granted in January 2006 for the three-year performance test period concluding in December 2008.
3	Performance Rights conditions were not met for the January 2004 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2007. In addition, Tranche 3 of the March 2003 grant retested in June 2006 lapsed.

TABLE 8.2 DIRECTOR AND SENIOR EXECUTIVE PERFORMANCE RIGHTS GRANTED AND VESTED (AUDITED)

	Number of Performance Rights granted during year		Number of Performance Rights vested during year
Name	2007	2006	2007	2006[1]
Directors
John Marlay	107,100	99,300	—	—

Other key management personnel
Stephen Foster	35,300	32,800	—	—
Ken Dean	54,300	50,500	—	—

1	Performance Rights that vest result in the applicable shares being held on trust for the employee by the Alumina Employee Share Plan Pty Ltd. When exercisable, each right is convertible to one ordinary share in Alumina Limited when exercisable, each right is convertible to one ordinary share in Alumina Limited.

TABLE 9.0 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2007 (AUDITED)

	Balance of shares as at 1 January 2007[1]	Shares acquired during the year	Shares acquired during the year under Employee Share Plan[2]	Shares sold during the year	Balance of shares held at 31 December 2007[1]
John Marlay	90,338	8,000	—	—	98,338
Stephen Foster	28,675	4,472	—	—	33,147
Ken Dean	—	9,741	—	—	9,741

TABLE 9.1 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2006 (AUDITED)

	Balance of shares as at 1 January 2006[3]	Shares acquired during the year	Shares acquired during the year under Employee Share Plan[2]	Shares sold during the year	Balance of shares held at 31 December 2006[3]
John Marlay	90,338	—	—	—	90,338
Stephen Foster	28,675	—	—	—	28,675
Ken Dean[1]	—	—	—	—	—

1	Balance of shares held at 1 January 2007 and 31 December 2007 include directly held, and nominally held shares, and shares held by personally related entities.
2	Does not include Performance Rights granted under the ESP but not vested.
3	Balance of shares held at 1 January 2006 and 31 December 2006 include directly held, and nominally held shares, and shares held by personally related entities.

This report is made in accordance with a resolution of the Directors.

Donald M Morley

Chairman

13 March 2008

John Marlay

Chief Executive Officer

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Alumina Limited for the year ended 31 December 2007 I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

PricewaterhouseCoopers

Chris Dodd        Melbourne

Partner 13 March 2008

Liability limited by a scheme approved under Professional Standards Legislation

FINANCIAL SUMMARY

Full Year Review

Alumina Limited’s Net Profit After Tax was $436.4 million for 2007. Increased AWAC revenues from a strong global aluminium market were offset by higher AWAC operating costs for alumina and aluminium production and the negative impact of a stronger Australian dollar. Alumina Limited Return on Equity was 25.5 per cent (31.1 per cent). Return on equity based on underlying earnings was 23.7 per cent (34.7 per cent). Earnings per share were 38.2 cents (43.8 cents per share). Earnings per share on underlying earnings were 35.5 cents per share (48.8 cents per share).

Underlying earnings for the year declined 29 per cent to $405.6 million from $569.4 million in 2006. Underlying earnings has been calculated by subtracting from reported net profit for the period an amount of $30.8 million relating to the net value of non-cash entries which do not reflect the year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect higher future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

Returns and Dividend

2007 earnings and cash generation declined from the record levels in 2006. During 2007 the Company received dividends from AWAC under the Funding Agreement signed in 2006, in addition to the minimum 30 per cent AWAC payout. 2007 dividends received were $444.9 million ($521.1 m) of which $424.0 million ($510.8 m) were fully franked dividends from Alcoa of Australia Ltd.

Directors declared a final dividend of 12 cents per share fully franked, payable 31 March 2008. The Company paid a fully franked interim dividend in September 2007 of 12 cents per share. Dividends paid in respect of 2007 will total 24 cents per share (2006: 22 cents per share).

The Directors also announced the introduction of a new Dividend Reinvestment Plan (new DRP). Under the new DRP shareholders may elect to have their dividends invested in new shares issued by the Company. New shares will be issued under the new DRP at an undiscounted price relative to the market price during the pricing period. The Company has contracted with UBS for the underwriting of the issue of shares for the dividend payable on 31 March 2008, and intends that the 2008 Interim Dividend, expected to be paid in September 2008, would also be underwritten. The introduction of the new DRP, and underwriting of the issue of shares in relation to the two dividend payments, recognises the substantial investment the Company is currently making in new AWAC production capacity, and will assist in maintaining the Company’s financial position while continuing our policy to promptly distribute franking credits.

Factors Influencing the Result

Global demand for aluminium and alumina continued to grow strongly, increasing by approximately 10 per cent year on year in 2007. LME aluminium prices averaged US$1.21 per pound in 2007, a 3.4% increase on the corresponding period. The outlook for aluminium and alumina prices remains positive.

However the weakening US$ and higher AWAC operating costs more than offset the increase in the aluminium price.

The AUD/USD exchange rate averaged 84 cents in 2007 (75 cents in 2006). The first half 2007 rate was 81 cents and in the second half-year the A$ strengthened considerably, averaging 87 cents. The appreciation of the A$ to a year end rate of 88 cents resulted in Alcoa of Australia balance sheet revaluations, which decreased Alumina Limited’s reported profit by $16 million.

AWAC’s sales revenue increased by 2 per cent compared with 2006, driven mainly by higher realised aluminium and alumina prices. Increased global demand for alumina and aluminium was largely attributable to stronger growth in consumption in China, where aluminium consumption rose more than 36 per cent year-on-year. Global aluminium and alumina production also increased largely in line with the increased demand, particularly in the second half of the 2007. The London Metal Exchange (LME) 3-month aluminium price increased by 8 per cent during the first half of 2007 to average US$1.26/lb, but fell during the second half to average US$1.16/lb. The average LME aluminium price for 2007 was US$1.21/lb (US$1.17/lb). Global aluminium stocks ended 2007 at 25 days of consumption.

AWAC’s alumina production was 14.3 million tonnes (14.3 million tonnes). Production was impacted in Q1 by power outages at two Western Australian refineries, and by a general strike in Guinea which curtailed bauxite mining and exports. Production was further disrupted in Q3 by severe hurricane damage to the Jamalco refinery, particularly the port and ship-loading facilities, preventing shipping movements for approximately 11 weeks. These disruptions were offset by additional production at other AWAC refineries. The Pinjarra refinery established a new production level at a rate of 4.2 million mtpy in Q4, and Wagerup, Sao Luis and Suralco refineries also established annual production records.

2007 aluminium production was a record 387,350 tonnes (2006 - 377,351 tonnes).

AWAC’s average cost of alumina production increased by US$32/tonne year-on-year. The substantial weakening of the US dollar against the currencies of major AWAC production locations, particularly Australia, contributed about 30 per cent of this increase. Major operating cost increases which have impacted the alumina refining industry, including AWAC, were higher energy prices, which rose approximately 15 per cent year-on-year and shipping freight rates, which, on average, have more than doubled on 2006 as a result of the growth in demand for global bulk commodities. Maintenance and contractor costs were higher, mainly in the Australian operations, to enable high production at a time of strong demand. Average costs were also higher as production at the Point Comfort refinery was increased to recover the lost Q1 and Q3 production referred to above. Aluminium production costs at AWAC’s two smelters increased mainly due to higher alumina and power prices.

It is AWAC’s, and Alumina Limited’s, current practice not to hedge its exposure to aluminium price risk or the currency exposures arising from operating activities. AWAC partially hedged energy prices to reduce volatility in natural gas and fuel oil prices.

AWAC Capital Projects

2007 was a year of substantial investment to grow the AWAC joint venture through expansion projects in bauxite mining and alumina refining. These are long term investments in a market in which worldwide growth in demand for aluminium is expected to continue at the strongest level for decades.

Our investment in AWAC growth projects will generate long term value by adding new alumina capacity with low cash operating costs.

AWAC’s capital expenditure increased by 51 per cent in 2007 to US$1,289 million (US$855 million), including sustaining capital expenditure of US$350 million (US$326million). The majority of the expenditure increase related to construction costs in the growth projects in Brazil at Juruti and Alumar.

Construction advanced on the Alumar refinery expansion project (AWAC share 1.1 million tonnes per annum) and the development of the new Juruti bauxite mine, which will initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the Alumar refinery expansion. The Juruti project is scheduled to commence commissioning by end 2008, and Alumar early in 2009.

The estimated capital costs of AWAC’s current investment projects in Brazil have increased during the construction phase, principally due to the appreciation of the Brazilian currency, and also due to increased construction costs. The contracting market for major projects in Brazil is experiencing substantial cost increases for project engineering, construction equipment and labour. AWAC’s share of the Alumar refinery expansion and development of the new Juruti mine, including the cost of infrastructure to support future capacity expansion, is now estimated to be approximately US$2.5 billion.

A 146,000 tonnes per annum production capacity increase (100 per cent AWAC) at the Jamaica refinery was completed in early 2007, and commissioned during the second quarter.

Debt

Alumina Limited’s debt, net of cash, of A$977.3 million, was A$558.2 million higher than at the beginning of 2007.

At year end, Alumina Limited’s borrowings were A$1,006.4 million, A$418.3 million higher than at the beginning of 2007. The increase in debt at year-end mainly reflects our equity contributions to fund the two AWAC growth projects in Brazil. Cash at year end was A$29.1 million (A$169.0 million).

Dividends from Alcoa of Australia are expected to continue to fund a substantial proportion of our investment in AWAC’s growth projects and sustaining capital projects in 2008. Alumina Limited’s share of remaining funding requirements will be met by Company borrowings. Interest costs are expected to rise as a result. The nature of the Company’s holdings of AWAC assets, as non-controlled associates of Alumina Limited, does not allow capitalisation of the interest paid on borrowings to fund capital investments in the period before the AWAC assets become operational. As a result, all interest paid on borrowings, $45.7 million in 2007 ($25.1 million) directly impact Alumina Limited earnings, even though a substantial portion relates to the funding of assets which are not yet generating income.

During 2007 Alumina Limited drew funding from committed bank facilities, including a US$700 million multi-currency one, three and five year debt facility established in 2006. Additional committed bank facilities were put in place during 2007.

In March 2008 Standard & Poor’s revised Alumina Limited’s long term credit rating from A– to BBB+, with a stable outlook, in recognition of the Company’s need to increase debt during 2008 at a time of tightening business conditions. AWAC continued to be debt free at year end 2007.

Corporate Costs

Alumina Limited’s corporate costs totalled $13.8 million ($10.7 million). Additional costs were incurred relating mainly to the share buy-back, the Company’s response to Alcoa’s ultimately unsuccessful bid for Alcan and arranging additional financing facilities. Alumina Limited’s 2007 borrowing costs totalled $45.7 million ($25.1 million), due to higher average debt levels and higher average interest rates. Alumina Limited has no currency hedging or commodity derivatives in place.

ALUMINA LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity $Million		Parent Entity $Million
	Notes		2007	2006	2007	2006
Revenue from continuing operations	4		2.6	1.4	439.7	512.1
Other income	5		0.2	—	67.0	29.4
General and administrative expenses			(13.8)	(10.7)	(13.3)	(10.5)
Finance costs	6	(a)	(45.7)	(25.1)	(45.7)	(25.3)
Share of net profits of associates accounted for using the equity method	12	(h)	494.6	546.6	—	—

Profit before income tax			437.9	512.2	447.7	505.7
Income tax expense	7	(a)	(1.5)	(1.1)	(1.8)	—

Profit attributable to members of Alumina Limited			436.4	511.1	445.9	505.7

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share	8		38.2c	43.8c
Diluted earnings per share	8		38.2c	43.8c

The above income statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 31 DECEMBER 2007

			Consolidated Entity $Million		Parent Entity $Million
	Notes		2007	2006	2007	2006
CURRENT ASSETS
Cash and cash equivalents	10		29.1	169.0	24.7	162.7
Receivables	11		0.1	0.1	497.5	67.1
Deferred tax assets			2.1	2.1	2.1	2.1

Total current assets			31.3	171.2	524.3	231.9

NON-CURRENT ASSETS
Investments accounted for using the equity method	12		2,657.0	2,186.2	1,037.7	1,037.7
Other financial assets	13		—	—	887.3	837.1
Property, plant and equipment	14		0.3	0.2	0.3	0.2

Total non-current assets			2,657.3	2,186.4	1,925.3	1,875.0

TOTAL ASSETS			2,688.6	2,357.6	2,449.6	2,106.9

CURRENT LIABILITIES
Payables	15		15.8	12.7	15.8	12.7
Interest-bearing liabilities	16		440.6	380.2	440.6	380.2
Current tax liabilities			1.0	1.1	—	—
Provisions	17		0.1	0.1	0.1	0.1
Other			1.1	0.7	1.0	0.6

Total current liabilities			458.6	394.8	457.5	393.6

NON-CURRENT LIABILITIES
Interest-bearing liabilities	16		565.8	207.9	565.8	207.9
Provisions	18		0.3	0.3	0.3	0.3

Total non-current liabilities			566.1	208.2	566.1	208.2

TOTAL LIABILITIES			1,024.7	603.0	1,023.6	601.8

NET ASSETS			1,663.9	1,754.6	1,426.0	1,505.1

EQUITY
Parent entity interest:
Contributed equity	19		411.9	425.8	411.9	425.8
Treasury shares	21	(f)	(0.7)	(0.6)	—	—
Reserves:
– Group			12.6	30.6	242.2	241.5
– Associates	12	(d)	1.4	(15.3)	—	—
Retained profits:
– Group	21	(e)	736.0	861.1	771.9	837.8
– Associates	12	(c)	502.7	453.0	—	—

TOTAL EQUITY			1,663.9	1,754.6	1,426.0	1,505.1

The above income statements should be read in conjunction with the accompanying notes.

ALUMINA FINANCIAL REPORT 2007	52

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity $Million		Parent Entity $Million
	Notes		2007	2006	2007	2006
Total equity at the beginning of the year			1,754.6	1,530.2	1,505.1	1,222.0

Change in the fair value of cash flow hedges, net of tax[1]	21	(b)	16.7	(52.8)	—	—
Exchange differences on translation of foreign operations	21	(a)	(18.8)	(11.3)	—	—

Net loss recognised directly in equity			(2.1)	(64.1)	—	—
Profit for the year			436.4	511.1	445.9	505.7

Total income and expense recognised in equity and profit during the year			434.3	447.0	445.9	505.7

Transactions with equity holders in their capacity as equity holders:
Share buy back			(250.1)	—	(250.1)	—
Contributions of equity, net of transaction costs			—	10.1	—	10.1
Movement in share based payments reserve	21	(c)	0.7	0.5	0.7	0.5
Dividends provided for or paid			(275.6)	(233.2)	(275.6)	(233.2)

			(525.0)	(222.6)	(525.0)	(222.6)

Total equity at the end of the financial year			1,663.9	1,754.6	1,426.0	1,505.1

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil. Refer note 1(q).

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity $Million		Parent Entity $Million
	Notes		2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(13.6)	(10.5)	(13.1)	(10.3)
GST refund received			0.8	0.6	0.8	0.6
Dividends received from associates			444.9	521.1	437.2	510.8
Interest received			2.6	1.4	2.5	1.3
Interest paid			(42.6)	(15.7)	(42.6)	(15.7)
Income taxes paid			(1.6)	—	—	—
Other			(1.6)	—	(1.2)	—

Net cash inflow from operating activities	22	(a)	388.9	496.9	383.6	486.7

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to controlled entities			—	—	(482.5)	(248.7)
Payments for investment in associates			(489.4)	(259.2)	—	—

Net cash outflow from investing activities			(489.4)	(259.2)	(482.5)	(248.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares			—	10.1	—	10.1
Proceeds from borrowings			632.6	391.3	632.6	391.3
Repayment of borrowings			(146.0)	(252.4)	(146.0)	(252.4)
Payments for purchases of buy-back shares			(250.1)	—	(250.1)	—
Dividends paid			(275.6)	(233.2)	(275.6)	(233.2)

Net cash outflow from financing activities			(39.1)	(84.2)	(39.1)	(84.2)

Net (decrease)/increase in cash and cash equivalents			(139.6)	153.5	(138.0)	153.8
Cash and cash equivalents at the beginning of the financial year			169.0	15.2	162.7	8.9
Effects of exchange rate changes on cash and cash equivalents			(0.3)	0.3	—	—

Cash and cash equivalents at the end of the financial year	10	(a)	29.1	169.0	24.7	162.7

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA FINANCIAL REPORT 2007	54

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Alumina Limited as an individual entity and the consolidated entity consisting of Alumina Limited and its subsidiaries.

A	BASIS OF PREPARATION

This general purpose financial report for the year ended 31 December 2007 has been prepared in accordance with Australian Equivalents to International Financial Reporting (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Alumina Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 124 ‘Related Party Disclosures’.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities including derivative instruments at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

B	PRINCIPLES OF CONSOLIDATION

(i)	Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii)	Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group uses the cost method to account for any entities of which it holds less than 20% ownership.

(iii)	Employee Share Trust

The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.

Shares held by the Alumina Employee Share Acquisition Plan Trust are disclosed as treasury shares and deducted from contributed equity.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C	INCOME TAX

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group continue to account for their own current and deferred tax amounts. These tax amounts are measured using the separate tax payer within Group approach.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details of the tax funding agreement are disclosed in Note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

D	FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which those entities operate (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

¡	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

¡

income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

¡	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

ALUMINA FINANCIAL REPORT 2007	56

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E	PROPERTY, PLANT AND EQUIPMENT

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F	RECEIVABLES

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement in general and administrative expenses.

G	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

H	IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

I	ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(j)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

J	INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of identification and measurement of net assets acquired.

K	DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

L	BORROWINGS

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

M	BORROWING COSTS

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed. Borrowing costs related to AWAC projects are included within investment in associates.

N	TRADE AND OTHER PAYABLES

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

O	REVENUE

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

P	EMPLOYEE BENEFITS

(i)	Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii)	Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and period of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(iii)	Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 20.

The fair value of options granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

(iv)	Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

(v)	Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

ALUMINA FINANCIAL REPORT 2007	58

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in earnings of the associates.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs, and the present value of any future refunds from the plan or reductions in future contributions to the plan. During 2007, accounting guidance “IFRIC 14 IAS–19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” was released clarifying the application of net asset capping. The new interpretation states that a net asset cap is applied after taking into consideration the future life of an entity rather than future life of the existing Plan members. The new guidelines are mandatory for periods beginning on or after 1 January 2008, however Alumina Limited has decided to early adopt as permitted.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Q	DERIVATIVES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Net investment in a foreign operations hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in equity shall be recognised in profit or loss on disposal of the foreign operation.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Embedded Derivatives

Under AIFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. AIFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

R	DIVIDENDS

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

S	EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

T	SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

U	PROVISIONS

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

V	CONTRIBUTED EQUITY

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

W	NEW ACCOUNTING STANDARDS

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2007 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below:

i) AASB Interpretation 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction

AASB Interpretation 14 will be effective for annual reporting periods commencing 1 January 2008. It provides guidance on the maximum amount that may be recognised as an asset in relation to a defined benefit plan and the impact of minimum funding requirements on such an asset. Alumina Limited has elected to early adopt. For further details refer to Note 1(p).

X	ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

ALUMINA FINANCIAL REPORT 2007	60

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

2.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and interest rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Financial risk management is carried out by the Chief Financial Officer under policies approved by the Board of Directors.

A	MARKET RISK

(i)	Foreign exchange risk

Foreign exchange risk arises when commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the US dollar in which most of AWAC’s sales are denominated.

During 2007 the Group managed this risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets, and by borrowing in Australian dollars for its further funding needs.

The Group does not hedge its other exposures except through the near-term forward purchase of currency to meet operating requirements.

The Group’s assessed sensitivity of after tax profit to each one US cent movement in the average US dollar / Australian dollar exchange rate during 2007 was approximately $7.2 million.

In addition, had the Australian dollar at 31 December 2007, been weaker/stronger by 10 per cent against the US dollar, with all other variables held constant, post-tax profit for the year would have been $4.2 million higher/$5.1 million lower (2006: $3.5 million higher/$2.9 million lower) mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts. Equity would have been $4.2 million higher/$5.1 million lower (2006: $3.5 million higher/$2.9 million lower) had the Australian dollar weakened/strengthened by 10 per cent against the US dollar, arising mainly as a result of foreign exchange gains/losses on translation of US dollar denominated items as detailed in the above section relating to profit. The sensitivity factors relating to Equity are the same as detailed in the above section relating to profit.

(ii)	Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture.

The price of AWAC sales of alumina and aluminium are, in most cases, related to the price of aluminium as quoted on the London Metal Exchange at the time of the shipment. During 2007, AWAC did not hedge its aluminium price risk.

During 2007 the Group’s assessed sensitivity of after tax profit to each one US cent movement in the average US dollar price per pound of aluminium as quoted on the London Metal Exchange was approximately $10 million. The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

(iii)	Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings within any AWAC entities. Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to maintain borrowings predominately at variable rates, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2007 and 2006, the Group’s borrowings were all on a variable rate basis.

Had interest rates during 2007 been 1 per cent higher / lower than the average of 6.1 per cent, with all other variables held constant, post-tax profit for the year would have been A$7.9 million lower/higher (2006: A$4.5 million lower/higher).

Additional information on the Group’s interest rate risk is shown in Note 24.

B	CREDIT RISK

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture. The Group has policies in place to ensure that AWAC sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to financial institutions of high credit quality. The Group has policies that limit the amount of credit exposure to any one financial institution.

Credit risk further arises in relation to financial guarantees given to certain parties (see note 25 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific board approval.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

C	LIQUIDITY RISK

Prudent liquidity management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below analyses the Group’s financial liabilities. At 31 December 2007, the Group had no derivative financial instruments. The amounts disclosed in the table are undiscounted principal amounts.

At 31 December 2007	Less than 1 year $Million	Between 1 and 2 years $Million	Between 2 and 5 years $Million

Interest-bearing liabilities	440.6	285.5	280.3

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 16 and 23.

D	FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 24(b).

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purpose is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2007, embedded derivatives in AWAC contracts resulted in a reduction of $8.1 million to Net Profit (2006: $64.6 million reduction).

ALUMINA FINANCIAL REPORT 2007	62

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mine areas and restoring operating sites is reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability.

For mined reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity $Million		Parent Entity $Million
	Notes		2007	2006	2007	2006
4. REVENUE
From continuing operations
Other revenue
Dividends received from associates			—	—	424.0	510.8
Dividend received from subsidiary companies			—	—	13.2	—
Interest received/receivable			2.6	1.4	2.5	1.3

Total revenue			2.6	1.4	439.7	512.1

5. OTHER INCOME
Foreign exchange gains (net)			—	—	66.8	29.4
Sundry income			0.2	—	0.2	—

Total other income			0.2	—	67.0	29.4

6. EXPENSES
Profit before tax includes the following specific expenses:
Depreciation on plant and equipment			—	0.1	—	0.1
Finance costs	6	(a)	45.7	25.1	45.7	25.3
Contributions to the superannuation fund:
– accumulation category			0.2	0.2	0.2	0.2
Operating lease rentals			0.1	0.1	0.1	0.1
(a) Finance costs
Interest and finance charges paid/payable:
– unrelated corporations			45.7	25.1	45.7	25.1
– related corporations			—	—	—	0.2

			45.7	25.1	45.7	25.3

Interest received/receivable:
– unrelated corporations			(2.6)	(1.4)	(2.5)	(1.3)
– related corporations			—	—	—	—

	4		(2.6)	(1.4)	(2.5)	(1.3)
Net finance cost			43.1	23.7	43.2	24.0

ALUMINA FINANCIAL REPORT 2007	64

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated Entity $Million		Parent Entity $Million
	2007	2006	2007	2006
7. INCOME TAX EXPENSE
(a) Income tax expense
Current tax	(1.5)	(1.1)	(1.8)	—

Income tax expense is attributable to:
Profit from continuing operations	(1.5)	(1.1)	(1.8)	—

Aggregate income tax expense for the year	(1.5)	(1.1)	(1.8)	—

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit from ordinary activities before tax	437.9	512.2	447.7	505.7
(Shortfall)/surplus of dividends received/receivable over equity share of profits	(49.7)	(25.5)	—	—

Adjusted profit from ordinary activities before tax	388.2	486.7	447.7	505.7

Prima facie tax expense at the rate of 30% (2006 – 30%)	(116.5)	(146.0)	(134.3)	(151.7)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	444.9	521.1	437.2	510.8
Income assessable for tax	(60.2)	(8.4)	(60.2)	(8.4)
Income not assessable for tax	—	—	66.7	29.3
Non-deductible expenses	(13.7)	(15.4)	(13.4)	(15.3)
Deductible expense from foreign subsidiary	5.8	4.1	—	—
Previously unrecognised tax losses now recouped to reduce current tax expense	11.4	—	11.4	—
Tax losses not recognised	—	(14.7)	—	(10.7)
Taxable income from foreign subsidiary	(5.9)	(4.0)	—	—

Net movement	382.3	482.7	441.7	505.7

Tax effect of the above adjustments at 30% (2006: 30%)	114.7	144.8	132.5	151.7
Over provision of tax in prior years	0.3	0.1	—	—

Consequent reduction in charge for income tax	115.0	144.9	132.5	151.7

Aggregate income tax expense for the period	(1.5)	(1.1)	(1.8)	—

(c) Tax losses and other timing differences
As at 31 December the following after tax effect of deferred tax assets has not been brought to account, and are attributable to:
– income tax losses *	104.7	94.3	3.8	7.2
– capital losses *	321.3	321.3	321.2	321.2

	426.0	415.6	325.0	328.4

*	The majority of the income tax losses and all the capital losses reported above are attributable to the Group’s U.S. subsidiaries.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

7.	INCOME TAX EXPENSE (continued)

The benefits for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d) Tax consolidation legislation

Alumina Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation under the applicable legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

As provided for under the tax consolidation legislation, the entities in the tax consolidated Group entered into a tax sharing agreement to limit the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Alumina Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for the assumption of any current tax payable and are compensated by Alumina Limited for any current tax receivable, and for any deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables.

		Consolidated Entity
		2007	2006
8. EARNING S PER SHARE
(a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	38.2	43.8

(b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	cents	38.2	43.8

	Number of Shares
	2007	2006
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	1,142,136,784	1,166,285,838
Adjustments for calculation of diluted earnings per share:
Options	—	—

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,142,136,784	1,166,285,838

(c) Information concerning classification of securities

Options granted to employees under the WMC Employee Share Plan, prior to the Company’s demerger, are considered to be potential ordinary shares and included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 20. There were no options issued to employees in the current year, and no options are outstanding following expiry of the options on 30 November 2006.

(d) Conversion, call, subscription or issue after 31 December 2007

There have been no movements in share capital since 31 December 2007.

ALUMINA FINANCIAL REPORT 2007	66

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

8.	EARNINGS PER SHARE (continued)

(e) Reconciliations of earnings used in calculating earnings per share

	$Million
	2007	2006
Profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share	436.4	511.1

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
9. DIVIDENDS
Interim dividend No. 56 of 12 cents fully franked at 30% per fully paid share declared 1 August 2007 and paid 5 September 2007 (2006: 12 cents fully franked at 30% per fully paid share, paid on 4 September 2006).	135.5	116.6	135.5	116.6

Final dividend No. 55 of 12 cents fully franked at 30% per fully paid share, paid on 9 March 2007 (2006: 10 cents fully franked at 30% per fully paid share, paid on 31 March 2006).	140.1	116.6	140.1	116.6

	275.6	233.2	275.6	233.2

Dividends paid per share	24.0c	20.0c	24.0c	20.0c

(a) Dividends paid during the year

Dividend No. 56, paid on 5 September 2007, was the interim dividend for 2007. Dividend No. 55, paid on 9 March 2007, was the final dividend for 2006.

(b) Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have declared a final dividend No. 57 of 12 cents a share fully franked, declared 31 January 2008 and payable on 31 March 2008. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2007, but not recognised as a liability at year end (refer Note 1(r)) is $135.5 million.

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
(c) Franked dividends
The fully franked dividends received from Alcoa of Australia Limited (“AofA”) in the financial year were	424.0	510.8	424.0	510.8

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements: Class ‘C’ (30%) franking credits available for subsequent financial years, based on a tax rate of 30% (2006: 30%)	156.5	212.5	156.5	212.5

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS
Cash at bank and on hand	29.1	169.0	24.7	162.7

	29.1	169.0	24.7	162.7

(a) Reconciliation of cash at the end of the year

For the purposes of the statements of cash flows, cash represents cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:

Balances as above	29.1	169.0	24.7	162.7

Balances as per cash flow statements	29.1	169.0	24.7	162.7

(b) Cash at bank and on hand

Average interest rate on cash holdings during 2007 was 6.0% (2006: 5.1%)

(c) Money market deposits

There were no interest bearing deposits at 31 December 2007. (2006: nil).

11. CURRENT ASSETS – RECEIVABLES	0.1	0.1	0.1	0.1
Other debtors	—	—	497.4	67.0

Loans to controlled entities	0.1	0.1	497.5	67.1

(a) Impaired receivables

There were no impaired receivables for the Group and the parent in 2007 or 2006. At 31 December 2007 there were no receivables that were past due.

(b) Fair value and credit risk

Due to the short-term nature of these receivables, their carrying value is assumed to approximate their fair value. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to Note 2 for more information on the risk management policy of the Group.

ALUMINA FINANCIAL REPORT 2007	68

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

11.	CURRENT ASSETS – RECEIVABLES (continued)

(c) Foreign exchange and interest rate risk

The carrying amounts of the Group’s and parent entity’s current and non-current receivables are denominated in the following currencies.

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
Australian Dollars	0.1	0.1	497.5	67.1

	0.1	0.1	497.5	67.1

Current receivables	0.1	0.1	497.5	67.1
Non-current receivables	—	—	—	—

	0.1	0.1	497.5	67.1

A summarised analysis of the sensitivity of these receivables to foreign exchange and interest rate risk can be found in Note 2.

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2007	2006	2007	2006
12. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
(a) Securities not quoted on a prescribed stock exchange
(i) Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.
Securities at cost:
Balance brought forward			1,748.5	1,529.9	1,037.7	1,037.7
Additional funding/capitalisation in AWAC entities			489.4	259.2	—	—
Foreign currency revaluation			(85.0)	(40.6)	—	—

Equity accounted cost of AWAC			2,152.9	1,748.5	1,037.7	1,037.7
Equity in retained profits of AWAC	12	(c)	502.7	453.0	—	—
Equity in reserves of AWAC	12	(d)	1.4	(15.3)	—	—

Equity accounted carrying value of AWAC			2,657.0	2,186.2	1,037.7	1,037.7

(b) Equity accounted share of profits and dividends
Equity share of profits before tax			729.1	813.4
Equity share of tax			(234.5)	(266.8)

Equity accounted share of profit after tax			494.6	546.6
Dividends received/receivable by the Group			(444.9)	(521.1)

Shortfall/(surplus) of dividends received/receivable over equity share of profits	12	(c)	49.7	25.5

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity
		$Million
	Notes	2007	2006
(c) Share of retained profits
Shortfall/(surplus) of dividends received/receivable over equity share of profits		49.7	25.5

Balance brought forward		453.0	427.5

Total equity share in retained profits carried forward		502.7	453.0

(d) Equity accounted share of reserves of associated entities
Opening balance		(15.3)	37.5
Share based payments reserve		—	—
Unrealised gains on derivatives, net of tax		16.7	(52.8)

Total equity share of reserves		1.4	(15.3)

(e) Accounting policies

i.	The audited consolidated financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made for accounting policies not allowed under Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of each refinery, and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

ii.	Included in the equity accounted carrying amount at which the equity investment in AWAC is recorded, are amounts for goodwill, including profits realised in forming AWAC. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired, and is carried at cost less accumulated impairment losses. Refer Note 1(j).

ALUMINA FINANCIAL REPORT 2007	70

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(f) Additional information on associated entities

Name	Principal activities	Country of incorporation	Percentage equity
			2007	2006
(i) Entities forming AWAC
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	America	40	40
Abalco S.A.	Production of bauxite and alumina	Brazil	40	40
Alcoa Caribbean Alumina Holdings LLC	Holding company	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
Matapu Sociedade de Mineracao Ltda.	Hold bauxite exploration rights	Brazil	40	40
Mineracao Sao Jorge Ltda.	Hold bauxite exploration rights	Brazil	40	40
AWA Brazil Holdings Ltda.[1]	Holding company	Brazil	40	—
Omnia Minerios Ltda.	Hold bauxite exploration rights	Brazil	40	40

(ii) Other associates
Agnew Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40
Weebo Pastoral Company Pty. Ltd.	Manage pastoral leases	Australia	40	40

[1]	Formerly Naruoka Participaçoes Ltda.

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman.

	$Million
	2007	2006
(g) Expenditure commitments and contingent liabilities
- other expenditure commitments contracted for, including long term commitments for gas and electricity
Alcoa of Australia Ltd (“AofA”) is party to a number of natural gas and electricity contracts that expire between 2007 and 2025. Under these take or pay contracts, AofA is obligated to pay for a minimum of natural gas or electricity even if these commodities are not required for operations.	3,673.7	3,465.8

Unascertainable unsecured contingent liabilities

Various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of AWAC.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

			$Million
	Notes		2007	2006
(h) Alumina’s share of aggregate associates:
Current assets			665.2	927.3
Non-current assets			2,818.7	2,242.1
Current liabilities			(602.4)	(839.1)
Non-current liabilities			(561.1)	(483.0)

Net assets			2,320.4	1,847.3
Mineral rights and bauxite assets			140.2	142.0
Goodwill			196.4	196.9

Carrying value	12	(a)	2,657.0	2,186.2

Revenues			2,780.8	3,148.4
Expenses			(2,051.7)	(2,335.0)

Profit before income tax			729.1	813.4
Income tax charge			(234.5)	(266.8)

Profit after income tax			494.6	546.6

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2007	2006	2007	2006
13. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS
Investments in controlled entities[1]	25		—	—	887.3	837.1

[1] Note 25 discloses the entities comprising the Alumina Consolidated Group

14. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT
Plant and equipment	14	(a)	0.3	0.2	0.3	0.2

(a) Plant and equipment
Cost			0.6	0.5	0.6	0.5
Accumulated depreciation			(0.3)	(0.3)	(0.3)	(0.3)

			0.3	0.2	0.3	0.2

(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:
Carrying amount at 1 January			0.2	0.3	0.2	0.3
Additions			0.1	—	0.1	—
Depreciation expense			—	(0.1)	—	(0.1)

Carrying amount at 31 December			0.3	0.2	0.3	0.2

ALUMINA FINANCIAL REPORT 2007	72

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
15. CURRENT LIABILITIES – PAYABLES
Trade payables	1.5	1.3	1.5	1.3
Interest payable	14.3	11.4	14.3	11.4

	15.8	12.7	15.8	12.7

(a) Foreign currency risk
The carrying amounts of the Group’s and parent entity’s trade and other payables are denominated in the following currencies:
Australian dollars	4.7	1.3	4.7	1.3
US dollars	11.1	11.4	11.1	11.4

	15.8	12.7	15.8	12.7

For an analysis of the sensitivity of trade and other payables to foreign currency risk refer to Note 2.

16. INTEREST-BEARING LIABILITIES
Current
Unsecured
Bank loans	440.6	380.2	440.6	380.2

Non current
Unsecured
Bank loans	565.8	207.9	565.8	207.9

Total	1,006.4	588.1	1,006.4	588.1

(a) Currencies
The above borrowings are due in the following currency:
US dollars	665.0	464.0	665.0	464.0
Australian dollars	247.0	—	247.0	—

A$ equivalent of above currencies	1,006.4	588.1	1,006.4	588.1

(b) Exchange rates
Exchange rates at balance date used in translations:
A$1 = US$	0.8757	0.7890	0.8757	0.7890

(c) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

16.	INTEREST-BEARING LIABILITIES (continued)

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
d) Financing arrangements
The facilities available at balance date were as follows:
Total loan facilities	1,570.5	887.2
Used at balance date	1,006.4	588.1

Available at balance date	564.1	299.1

The above facilities are available in both US and Australian dollars. The US dollar amounts have been converted to Australian dollar equivalents at the year end exchange rate.

Approximately A$910 million of existing facilities will mature during the second half of 2008.

During 2008, the Company expects to meet cash calls for approximately US$480 million as its share of spending on AWAC growth projects.

Approximately half of this funding is expected to be provided by dividends received from AWAC. The Company is arranging to finance additional requirements through the extension or replacement of maturing bank credit facilities and new capital market issues. This is expected to be completed in the first and second quarters of 2008, well in advance of the requirements for these funds.

(e) Risk Exposures

The exposure of the Group’s and parent entity’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:
6 months or less	1,006.4	588.1	1,006.4	588.1
6 – 12 months	—	—	—	—
1 – 5 years	—	—	—	—
Over 5 years	—	—	—	—

	1,006.4	588.1	1,006.4	588.1

Current borrowings	440.6	380.2	440.6	380.2
Non-current borrowings	565.8	207.9	565.8	207.9

	1,006.4	588.1	1,006.4	588.1

17. CURRENT LIABILITIES – PROVISIONS
Employee benefits-provision for annual leave	0.1	0.1	0.1	0.1

18. NON-CURRENT LIABILITIES – PROVISIONS
Employee benefits-provision for long service leave	0.3	0.3	0.3	0.3

The aggregate of provisions for employee benefits as shown in Notes 17 and 18 are $0.4 million (2006: $0.4 million).

ALUMINA FINANCIAL REPORT 2007	74

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity		Parent Entity
		$Million		$Million
	Notes	2007	2006	2007	2006
19. CONTRIBUTED EQUITY
Ordinary share capital issued and fully paid
Balance brought forward		425.8	415.7	425.8	415.7
Share buy back		(13.9)	—	(13.9)	—
Shares issued		—	10.1	—	10.1

Total issued capital		411.9	425.8	411.9	425.8

			Number of fully paid shares
			2007	2006
Movements in ordinary share capital
Opening number of shares			1,167,616,748	1,165,645,648
Decrease due to Shares bought back	19	(b)	(38,589,987)	—
Issued under Employee Share Scheme	20	(b)	—	1,971,100

Closing number of shares			1,129,026,761	1,167,616,748

(a) Prior to the demerger, the establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans operated. Fully paid shares, partly paid shares and share options were granted to employees since establishment of the Scheme. These options remained exercisable until 30 November 2006.

There is no ongoing option plan available to Alumina Limited directors or employees.

(b) During the period, Alumina Limited conducted an off-market share buy-back of $250 million, resulting in the repurchase and retirement of approximately 3.3% of issued capital.

(c) Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(d) Capital risk management	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
Total borrowings	1,006.4	588.1	1,006.4	588.1
Less: cash and cash equivalents (Note 10)	(29.1)	(169.0)	(24.7)	(162.7)

Net debt	977.3	419.1	981.7	425.4
Total equity	1,663.9	1,754.6	1,426.0	1,505.1

Total capital	2,641.2	2,173.7	2,407.7	1,930.5

Gearing ratio	37.0%	19.3%	40.8%	22.0%

The increase in the gearing ratio during 2007 resulted primarily from the share buy back during and the increase in borrowings during the year to fund capital expansions.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

20.	SHARE-BASED PAYMENTS

(a) Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. 50% of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

For Performance Rights granted in January 2007, 50% of the Performance Rights are subject to an earning per share (‘EPS’) hurdle. An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the Director’s decide otherwise.

Set out below are summaries of performance rights granted under the Plan:

2007

Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
19/1/2004	21/12/2006	51,625	—	—	(51,625)	—
25/1/2005	16/12/2007	102,850	—	—	(51,425)	51,425
25/1/2006	7/12/2008	191,850	—	—	—	191,850
29/1/2007	4/12/2009	—	211,450	—	—	211,450

Total		346,325	211,450	—	(103,050)	454,725

2006
Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Expired during the year Number	Balance at end of the year Number
26/3/2003	3/12/2005	35,800	—	—	(35,800)	—
19/1/2004	21/12/2006	103,250	—	—	(51,625)	51,625
25/1/2005	16/12/2007	102,850	—	—	—	102,850
25/1/2006	7/12/2008	—	192,150	—	(300)	191,850

Total		241,900	192,150	—	(87,725)	346,325

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
Performance rights granted under the Alumina Employee Share Plan	0.7	0.5	0.7	0.5

ALUMINA FINANCIAL REPORT 2007	76

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

20.	SHARE-BASED PAYMENTS (continued)

(b) Employee Share Scheme

The establishment of the WMC Employee Share Scheme was approved by shareholders at the Annual General Meeting held on 12 December 1987. Under the Scheme a number of share plans have operated. Fully paid shares, partly paid shares and share options have been granted to employees since establishment of the Scheme. This Scheme expired on 30 November 2006.

Employee option plan (Expired 30 November 2006)

All permanent employees (including executive directors) of Alumina Limited and its subsidiaries who were employed, prior to demerger, by the company or a subsidiary were eligible to participate in the WMC Employee Share Scheme and be offered options for fully paid shares. Options allotted, prior to the demerger, to Alumina employees were exercisable until expiry of the scheme on 30 November 2006.

The major provisions of the option plan provided that the employee may request that the options be converted after one year from the date of allotment. Options were exercisable at their strike price. Restrictions existed for certain employees on the number of options which can be exercised in any year. If the request to convert the options to shares were not made, the Company made the call at the completion of five years from the date of issue or termination of employment. Certain designated officers were not permitted to exercise options or buy and sell shares in the period between the end of the company’s half or full financial year and the release of the respective result.

Employee share options carried no rights to dividends and no voting rights. When exercised, each option resulted in a beneficial entitlement to one fully paid ordinary share.

Year of issue	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity-2006
2001	30 Nov 2006	$5.02	1,971,100	—	(1,971,100)	—	—	—

Total			1,971,100	—	(1,971,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02

Stock appreciation plan (Expired 30 November 2006)

In various years since approval of the WMC Employee Share Scheme in 1987, until the demerger of the company, the company established stock appreciation plans (SAP’s) for the benefit of employees mainly in countries outside Australia. The purpose of the SAPs was to provide such employees, who due to securities law constraints were not eligible to participate under the Options Plans, with benefits similar to those conferred by the Option Plans. This plan expired on 30 November 2006.

Under the terms of the WMC Stock Appreciation Plan (SAP), employees were invited to apply for the grant by WMC Limited. The employees were not required to pay any amount for the grant, but each WMC Limited SAP has a notional allotment exercise price, equal to the weighted average sale price of WMC shares on the ASX on the trading day that the invitation to apply for the WMC Limited SAP was made to the employee. Subject to certain exceptions, the WMC Limited SAP was not able to be redeemed until after a period of 12 months from the date of allotment and lapse on the fifth anniversary of the date of allotment. Upon redemption of a WMC Limited SAP before its expiry by the holder, the holder was entitled to a payment equal to the difference between the closing price of WMC Limited (or, post-demerger Alumina Limited) on the ASX on the trading day immediately before redemption, and the notional allotment price (assuming the former is higher).

Set out below are summaries of allotments made under SAP’s:

Year of issue	Expiry date	SAP allotment price	Balance at start of the year Number	Allotted during the year Number	Redeemed during the year Number	Expired during the year Number	Balance at end of the year Number	Exercisable at end of the year Number
Consolidated and parent entity–2006
2001	30 Nov 2006	$5.02	57,100	—	(57,100)	—	—	—

Total			57,100	—	(57,100)	—	—	—

Weighted average exercise price:			$5.02		$5.02

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2007	2006	2007	2006
21. RESERVES, RETAINED PROFITS AND TREASURY SHARES
Reserves
Asset revaluation reserve			34.3	34.3	141.4	141.4
Asset realisation reserve			—	—	84.9	84.9
Capital reserve			16.5	16.5	13.9	13.9
Foreign currency translation reserve	21	(a)	(40.2)	(21.5)	—	—
Cash-flow hedge reserve	21	(b)	(0.5)	(17.2)	—	—
Share-based payments reserve	21	(c)	3.9	3.2	2.0	1.3

			14.0	15.3	242.2	241.5

(a) Foreign currency translation reserve
Balance brought forward			(21.5)	(10.2)
Currency translation differences arising during the year			(18.7)	(11.3)

Balance carried forward			(40.2)	(21.5)

(b) Cash flow hedge reserve
Balance brought forward			(17.2)	35.6
Gains/(losses) for the period net of tax	12	(d)	16.7	(52.8)

Balance carried forward			(0.5)	(17.2)

(c) Share-based payments reserve
Balance brought forward			3.2	2.7	1.3	0.8
Option expense
– Group			0.7	0.5	0.7	0.5
– Associates	12	(d)	—	—	—	—

Balance carried forward			3.9	3.2	2.0	1.3

(d) Nature and purpose of reserves

(i) Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of self sustaining controlled foreign entities are taken to the foreign currency translation reserve as described in accounting policy Note 1(d).

(iii) Cash flow hedge reserve

Gains on instruments used to hedge a net investment in a foreign operation determined to be an effective hedge as described in accounting policy Note 1(q).

(iv) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

ALUMINA FINANCIAL REPORT 2007	78

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

21.	RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

			Consolidated Entity		Parent Entity
			$Million		$Million
	Notes		2007	2006	2007	2006
(e) Retained profits
Retained profits at the beginning of the financial year:
- Group			861.1	608.7	837.8	565.3
- Associates			453.0	427.5	—	—

			1,314.1	1,036.2	837.8	565.3
Profit attributable to the members of Alumina Limited			436.4	511.1	445.9	505.7
Dividend provided for or paid			(275.6)	(233.2)	(275.6)	(233.2)
Share buy back			(236.2)	—	(236.2)	—

Retained profits at the end of the financial year			1,238.7	1,314.1	771.9	837.8

Retained profits at the end of the financial year:
- Group			736.0	861.1
- Associates	12	(c)	502.7	453.0

			1,238.7	1,314.1

(f) Treasury shares [1]
Balance brought forward			(0.6)	(0.6)	—	—
Movement for the period			(0.1)	—	—	—

Balance carried forward			(0.7)	(0.6)	—	—

1	Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited purchased shares for its long term incentive plan.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity $Million		Parent Entity $Million
	Notes		2007	2006	2007	2006
22. NOTES TO THE STATEMENTS OF CASH FLOWS
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities
Operating profit from continuing operations after income tax			436.4	511.1	445.9	505.7
(Shortfall)/surplus of dividends received/receivable over equity share of profits	12	(b)	(49.7)	(25.5)	—	—
Depreciation and amortisation	6		—	0.1	—	0.1
Non-cash employee benefits expense-share based payments			0.7	0.5	0.7	0.5
Net exchange differences	5		—	—	(66.8)	(29.4)

Sub total			387.4	486.2	379.8	476.9
Change in assets and liabilities adjusted for effects of purchase and disposal of controlled entities during the financial year:
(Increase)/decrease in:
– receivables			—	0.4	—	0.1
– other assets			—	0.5	—	0.5
(Decrease)/increase in:
– payables			3.1	9.6	3.1	9.6
– current tax liabilities			(0.1)	1.1	—	—
– other liabilities			(1.5)	(0.9)	0.7	(0.4)

Net cash inflow from operating activities			388.9	496.9	383.6	486.7

(b) Acquisition/disposal of controlled entities
During the year the Company did not acquire or dispose of any material controlled entities.

(c) Financing facilities
Refer to Note 23.

(d) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2007 (2006: nil).

23. FINANCING FACILITIES
The facilities available at balance date were as follows:
Total loan facilities			1,570.5	887.2	1,570.5	887.2
Used at balance date			1,006.4	588.1	1,006.4	588.1

Available at balance date			564.1	299.1	564.1	299.1

The above facilities are available in both US and Australian dollars. The US dollar amounts have been converted to Australian dollar equivalents at the year end exchange rate.

ALUMINA FINANCIAL REPORT 2007	80

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

24.	FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate for classes of financial assets and liabilities is set out below:

As at 31 December 2007	Fixed interest maturing in:
$Million	Notes	Floating Interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash and cash equivalents	10	29.1	—	—	—	—	29.1
Receivables	11	—	—	—	—	0.1	0.1

		29.1	—	—	—	0.1	29.2

Weighted average interest rate		6.0%
Financial Liabilities
Payables	15	—	—	—	—	15.8	15.8
Interest-bearing liabilities	16	1,006.4	—	—	—	—	1,006.4

		1,006.4	—	—	—	15.8	1,022.2

Weighted average interest rate		6.1%
Net financial (liabilities)		(977.3)	—	—	—	(15.7)	(993.0)

As at 31 December 2006	Fixed interest maturing in:
$Million	Notes	Floating Interest	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial Assets
Cash and cash equivalents	10	169.0	—	—	—	—	169.0
Receivables	11	—	—	—	—	0.1	0.1

		169.0	—	—	—	0.1	169.1

Weighted average interest rate		5.1%
Financial Liabilities
Payables	15	—	—	—	—	12.7	12.7
Bank loans	16	588.1	—	—	—	—	588.1

		588.1	—	—	—	12.7	600.8

Weighted average interest rate		5.7%
Net financial (liabilities)		(419.1)	—	—	—	(12.6)	(431.7)

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

24.	FINANCIAL INSTRUMENTS (continued)

(b) Carrying amounts and estimated fair values of financial instruments

The carrying amounts and estimated fair values of the company’s financial instruments, referred to in Note 24(a) above were as follows:

		Consolidated Entity
$Million	Notes	Carrying amount 2007	Fair value 2007	Carrying amount 2006	Fair value 2006
Recognised in the Balance Sheet
Financial assets
Cash and cash equivalents	10	29.1	29.1	169.0	169.0
Current receivables	11	0.1	0.1	0.1	0.1
Financial liabilities
Current payables	15	15.8	15.8	12.7	12.7
Interest bearing liabilities	16	1,006.4	1,006.4	588.1	588.1

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate a value:

Cash and cash equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Debtors and creditors

Other current debtors and creditors mainly represent financial obligations incurred in exchange for goods and services provided and received by the Group in the normal course of its operations, net of provisions for doubtful debts. Due to the short term nature of these financial obligations, their carrying values are estimated to equal their fair values.

25.	INVESTMENTS IN CONTROLLED ENTITIES

Entities consolidated	Notes	Place of Incorporation
NAME
Alumina Limited		VIC, Australia

All controlled entities are wholly-owned, unless otherwise indicated

Controlled entities
Albion Downs Pty. Ltd.	C,F	WA, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,E	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,G	VIC, Australia
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Butia Participaçoes SA	A,D	Brazil
Westminer Acquisition (U.K.) Limited	D	UK
Westminer International (U.K.) Limited	D	UK
Westminer (Investments) B.V.	A,D	Netherlands

ALUMINA FINANCIAL REPORT 2007	82

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

25.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a self-sustaining entity;

E)	this company, while a small proprietary company, is included on the deed of cross guarantee;

F)	this company is deemed to be a controlled entity because of an option held by Alumina Limited to purchase all of the shares in the Company;

G)	This company was incorporated on 22 September 2006 and is 100% owned by Westminer (Investments) B.V.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

	Closed Group
	$Million
	2007	2006
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:

Balance sheets of closed Group

Current assets
Cash and cash equivalents	24.7	162.8
Receivables	103.3	87.0
Deferred tax assets	2.1	2.1
Other assets	—	—
Total current assets	130.1	251.9

Non-current assets
Investments in associates/subsidiaries	2,108.8	1,644.6
Property, plant and equipment	0.3	0.2

Total non-current assets	2,109.1	1,644.8

Total assets	2,239.2	1,896.7

Current liabilities
Payables	150.4	141.9
Interest-bearing liabilities	440.6	380.2
Provisions	0.1	0.1
Other	1.0	0.6

Total current liabilities	592.1	522.8

Non-current liabilities
Interest-bearing liabilities	565.8	207.9
Provisions	0.3	0.3

Total non-current liabilities	566.1	208.2

Total liabilities	1,158.2	731.0

Net assets	1,081.0	1,165.7

Equity
Contributed equity	411.9	425.8
Reserves	242.2	241.5
Retained profits	426.9	498.4

Total equity	1,081.0	1,165.7

ALUMINA FINANCIAL REPORT 2007	84

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

25.	INVESTMENTS IN CONTROLLED ENTITIES (continued)

Set out below is a consolidated statement of financial performance for the closed Group:

	Closed Group
	$Million
	2007	2006
Income statements of closed Group
Revenue from continuing operation	447.6	513.4
Other income	66.8	29.5
General and administrative expenses	(13.4)	(10.6)
Other expenses	(9.2)	(5.8)
Borrowing costs	(51.5)	(29.2)

Profit from ordinary activities before income tax	440.3	497.3
Income tax expense	—	—

Net profit	440.3	497.3

Set out below is a summary of movements in consolidated retained profits of the closed Group:
Retained profits at the beginning of the financial year	498.4	234.3
Net profit	440.3	497.3
Dividend provided for or paid	(275.6)	(233.2)
Share buy back	(236.2)	—

Retained profits at the end of the financial year	426.9	498.4

26.	CONTINGENT LIABILITIES

There are no contingent liabilities as at 31 December, 2007 (2006: nil).

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 25. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

No material losses are anticipated in respect of any of the above contingent liabilities.

	Consolidated Entity		Parent Entity
	$Million		$Million
	2007	2006	2007	2006
27. COMMITMENTS FOR EXPENDITURE
Lease commitments
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1	0.1	0.1
Later than one year but not later than 5 years	0.2	0.2	0.2	0.2

	0.3	0.3	0.3	0.3

The company leases office facilities under non-cancellable operating leases expiring within two to five years. The office lease on expiry is expected to be renewed or replaced by another lease.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

28.	RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 25.

Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2007 and 2006 consisted of:

¡	loan advanced/repaid to/by Alumina Limited

¡	interest paid/received on the above loans (refer Notes 4 and 6)

¡	the payment of dividends to Alumina Limited (refer Note 4)

¡	payment of administrative/general expenses on behalf of Alumina Limited

The above transactions were made on normal commercial terms and conditions and at market rates.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:

	Parent Entity
	$Million
	2007	2006
Interest expense	—	0.2
Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:
Current receivables	497.4	67.0

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 29.

Other Related Parties

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 25; and

(b) associates – Note 12.

29.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Marlay, Chief Executive Officer

K A Dean, Chief Financial Officer (Alternate director)

Non-executive directors

P A F Hay

R J McNeilly

M R Rayner

J Pizzey (Appointed 8 June 2007)

ALUMINA FINANCIAL REPORT 2007	86

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

29.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

Name	Position	Employer
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2007.

(c) Remuneration of key management personnel	Consolidated Entity		Parent Entity
	$		$
	2007	2006	2007	2006
Short-term employee benefits	2,998,874	2,996,055	2,998,874	2,996,055
Post-employment benefits	88,896	87,042	88,896	87,042
Share based payments	718,211	496,191	718,211	496,191

	3,805,981	3,579,288	3,805,981	3,579,288

The Company has taken advantage of the relief provided by Schedule 5B of the Corporations Act 2001 and has transferred the detailed remuneration disclosures to the Director’s Report. The relevant information can be found in the Remuneration report on pages 19-37.

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 22-28.

(ii) Options and Performance Share Rights holdings

The number of options and Performance Rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and the consolidated entity, including their personally related entities, is set out below:

2007

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2007[1]	Number granted during the year as remuneration[2]	Number vested/exercised during the year	Number lapsed during the year[3]	Number held at 31 December 2007	Vested and exercisable at end of the year
J Marlay	Performance rights	206,150	107,100	—	(71,550)	241,700	—
S C Foster	Performance rights	72,600	35,300	—	(26,650)	81,250	—
K A Dean	Performance rights	50,500	54,300	—	—	104,800	—

1	Includes the number of performance rights granted that were subject to testing in June 2007, December 2006 and December 2007 but not yet vested.
2	Performance rights granted in January 2007 for the 3 year performance test period concluding in December 2009.
3	Performance right conditions were not met for the January 2005 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2008. In addition, of the January 2004 grant tested in June 2007, 50 per cent lapsed.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

29.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

2006

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2006[1]	Number granted during the year as remuneration[2]	Number vested/exercised during the year	Number lapsed during the year[3]	Number held at 31 December 2006	Vested and exercisable at end of the year
J Marlay	Performance rights	167,550	99,300	—	(60,700)	206,150	—
S C Foster	Performance rights	62,400	32,800	—	(22,600)	72,600	—
K A Dean	Performance rights	—	50,500	—	—	50,500	—

1	Includes the number of performance rights granted that were subject to testing in June 2006, December 2006 and December 2007 but not yet vested.
2	Performance rights granted in January 2006 for the 3 year performance test period concluding in December 2008.
3	Performance right conditions were not met for the January 2004 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be re-tested in June 2007. In addition, Tranche 3 of the March 2003 grant re-tested in June 2006 lapsed.

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2007

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited
Ordinary shares
D M Morley	420,994	—	4,189	425,183
P A F Hay	41,212	—	1,678	42,890
R J McNeilly	31,433	—	4,191	35,624
M R Rayner	29,720	—	3,225	32,945
J Pizzey	—	—	13,217	13,217
J Marlay	90,338	—	8,000	98,338
K A Dean	—	—	9,741	9,741

Other key management personnel of the company and consolidated entity

Ordinary shares
S C Foster	28,675	—	4,472	33,147

ALUMINA FINANCIAL REPORT 2007	88

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

29.	KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

2006

Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
Directors of Alumina Limited

Ordinary shares
D M Morley	417,344	—	3,650	420,994
P A F Hay	31,700	—	9,512	41,212
R J McNeilly	27,370	—	4,063	31,433
M R Rayner	28,094	—	1,626	29,720
J Marlay	90,338	—	—	90,338
K A Dean	—	—	—	—

Other key management personnel of the company and consolidated entity

Ordinary shares
S C Foster	28,675	—	—	28,675

(e) Loans to directors and executives

No loans were made to directors or specified executives of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2007 and 2006.

30.	REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	Consolidated Entity		Parent Entity
	$Thousand		$Thousand
	2007	2006	2007	2006
(a) Remuneration for audit or review of the parent entity or any entity in the consolidated entity:
Audit of parent entity – PricewaterhouseCoopers – fees for annual audit	379	367	347	306
Audit of Annual Report on US Form 20-F – fees for annual audit	235	105	235	105
Advice on accounting standards (including transition to AIFRS)	—	11	—	11

	614	483	582	422

(b) Remuneration for other assurance services:
Other	200	97	200	97

(c) Remuneration for taxation services:
Overseas tax services	54	71	—	—

Total	868	651	782	519

It is the consolidated entity’s policy only to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the consolidated entity are important or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

31.	EVENTS OCCURING AFTER THE BALANCE SHEET DATE

On 27 February 2008, Aluminium Bahrain BSC (“Alba”) commenced litigation in the United States District Court for the Western District of Pennsylvania, against Alcoa Inc. (“Alcoa”), Alcoa World Alumina LLC and two individuals. Alcoa World Alumina LLC is an AWAC entity, and Alba is a significant customer of alumina from AWAC’s Western Australia refineries.

The Complaint alleges that the defendants engaged in a conspiracy involving fraud, bribery and overcharging with respect to the sale of alumina to Alba. Relief sought includes damages and rescission of Alba’s current alumina supply contract.

Alcoa has stated that it is reviewing the allegations and that it intends to vigorously defend the claim. No member of the Alumina Limited Group, nor any of its employees, are defendants in the litigation. (2006: nil).

32.	FINANCIAL REPORTING BY SEGMENT

(a) Business segments

Years ended 31 December 2007 and 31 December 2006

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC.

(b) Geographical segments

YEAR ENDED 31 D ECEMBER 2007 Consolidated $Million	Australia	North America	Europe	South America, Caribbean & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	2.7	—	0.1	—	2.8

Consolidated revenue					2.8

Investments in Associates	1,031.3	394.8	45.2	1,185.7	2,657.0
Segment assets	27.2	1.0	3.4	—	31.6
Segment liabilities	1,023.7	—	1.0	—	1,024.7

Consolidated net assets					1,663.9

Acquisitions of non-current assets	—	—	—	489.4	489.4

Total acquisitions of non-current assets					489.4

YEAR ENDED 31 D ECEMBER 2006 Consolidated $Million	Australia	North America	Europe	South America, Caribbean & Africa*	Total
Segment revenue by location of customer**	—	—	—	—	—
Unallocated revenue	1.4	—	—	—	1.4

Consolidated revenue					1.4

Investments in Associates	1,020.7	406.6	49.6	709.3	2,186.2
Segment assets	165.2	1.2	5.0	—	171.4
Segment liabilities	601.9	—	1.1	—	603.0

Consolidated net assets					1,754.6

Acquisitions of non-current assets	—	—	—	259.2	259.2

Total acquisitions of non-current assets					259.2

*	Predominantly includes assets in Jamaica, Brazil, Suriname and Guinea.
**	The Group had no sale of goods and services for the year; therefore no segment revenue is disclosed.

ALUMINA FINANCIAL REPORT 2007	90

DIRECTORS’ DECLARATION

FOR THE YEAR ENDED 31 DECEMBER 2007

DIRECTORS’ DECLARATION

In the directors’ opinion:

a)	the financial statements and notes set out on pages 40 to 79 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2007 and of their performance for the financial year ended on that date; and

b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

c)	the audited remuneration disclosures set out on pages 19 to 37 of the directors’ report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001; and

d)	at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 25 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 25.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001.

This declaration is made in accordance with a resolution of the Directors.

/s/ Donald M Morley
Donald M Morley
Chairman

13 March 2008

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2007

REPORT ON THE FINANCIAL REPORT AND AASB 124 REMUNERATION DISCLOSURES CONTAINED IN THE DIRECTORS’ REPORT

We have audited the accompanying financial report of Alumina Limited (the company), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Alumina Limited and the consolidated entity. The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors’ report under the heading “remuneration report” in pages 19 to 37 of the directors’ report and not in the financial report.

Directors’ responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors’ report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors’ report.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors’ report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors’ report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Liability limited by a scheme approved under Professional Standards Legislation

ALUMINA FINANCIAL REPORT 2007	92

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2007

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion on the financial report

In our opinion,

(a)	the financial report of Alumina Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and (b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Auditor’s opinion on the AASB 124 remuneration disclosures contained in the directors’ report

In our opinion, the remuneration disclosures that are contained in pages 19 to 37 of the directors’ report comply with section 300A of the Corporations Act 2001.

/s/ PricewatcherhouseCoopers	/s/ Chris Dodd
PricewaterhouseCoopers	Chris Dodd	Melbourne
	Partner	13 March 2008

DETAILS OF SHAREHOLDERS AND SHAREHOLDINGS

LISTED SECURITIES – 21 FEBRUARY 2008

Alumina Limited has 1,129,026,761 issued fully paid ordinary shares of which 73,551 are classified as Ordinary Restricted shares. The Ordinary Restricted shares represent the shares vested to employees under the terms and conditions of the Alumina Employee Share Plan and are held on Trust by the Alumina Employee Share Plan Pty. Ltd.

SIZE OF SHAREHOLDINGS AS AT 21 FEBRUARY 2008

Range of shares held	Shareholders	% of Total	Shares held	% of Total
1 - 1,000	34,004	41.03	18,010,052	1.60
1,001 - 5,000	37,727	45.52	90,023,716	7.97
5,001 - 10,000	6,961	8.40	51,126,060	4.53
10,001 - 100,000	3,979	4.80	88,247,360	7.81
100,000 - over	203	0.25	881,619,573	78.09

Total	82,874	100.00	1,129,026,761	100.00

Of these, 313 shareholders held less than a marketable parcel of $500 worth of shares (82 shares). In accordance with ASX Business Rules, the last sale price on the Company’s shares on the ASX on 21 February 2008 was used to determine the number of shares in a marketable parcel.

TWENTY LARGEST SHAREHOLDERS – 21 FEBRUARY 2008

Shareholder	No. of fully paid ordinary shares	% of fully paid ordinary shares
National Nominees	201,100,786	17.81%
HSBC Custody Nominees (Aust)	167,271,026	14.82%
JP Morgan Nominees Australia	144,910,656	12.84%
ANZ Nominees Group	112,898,412	10.00%
Citicorp Nominees Pty Ltd	88,433,964	7.83%
RBC Global Services Australia Westpac Custodians	21,012,047	1.86%
Cogent Nominees Pty Limited	18,061,228	1.60%
Queensland Investment Group	14,029,087	1.24%
Australian Foundation Investment Company Limited	13,476,512	1.19%
Australian Reward Investment Alliance	10,438,446	0.92%
UBS Nominees Pty Ltd	6,811,260	0.60%
AMP Life	5,626,375	0.50%
Argo Investments Limited	5,282,194	0.47%
Australian United Investment Company Limited	4,500,000	0.40%
Merrill Lynch (Australia) Nominees Pty Limited	3,941,332	0.35%
Djerriwarrh Investments Limited	3,918,000	0.35%
UBS Wealth Management Australia Nominees Pty Ltd	3,274,720	0.29%
Diversified United Investment Limited	3,250,000	0.29%
Perpetual Trustee Company	2,986,184	0.26%
Washington H Soul Pattinson and Company Limited	2,617,393	0.23%

Total held by 20 largest shareholders	833,839,622	73.85%

Each ordinary shareholder is entitled on a show of hands to vote and on a poll one vote for each share held.

The Company does not have a current on market buy-back of its shares.

ALUMINA FINANCIAL REPORT 2007	94

DETAILS OF SHAREHOLDERS AND SHAREHOLDINGS

LISTED SECURITIES – 21 FEBRUARY 2008

Substantial shareholding as at 21 February 2008	Shares held	% of Total issued
NWQ Investment Management Company LLC and its affiliates	102,017,042	8.70%
Commonwealth Bank of Australia	93,949,214	8.32%
Merrill Lynch & Co., Inc.	80,247,124	7.11%
Schroder Investment Management Group	58,836,934	5.21%
Maple-Brown Abbott Limited	58,425,057	5.17%
Wellington Management Company LLP	56,848,280	5.04%

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 13AWC

Attached, in accordance with Listing Rule 3.17 is a copy of Alumina Limited’s Annual Review 2007 that will be distributed to shareholders today.

/s/ Stephen Foster
Stephen Foster
Company Secretary

28 March 2008

Alumina Limited

ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 14AWC

Please find attached an Appendix 3B and notice under Section 708A of the Corporations Act 2001, provided in relation to the issue of shares under the Company’s Dividend Reinvestment Plan and DRP Underwriting Agreement with UBS, AG Australia Branch

/s/ Stephen Foster
Stephen Foster
Company Secretary

31 March 2008

Alumina Limited

ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ABN 85 004 820 419 GPO Box 5411, Melbourne Victoria 3001 Australia	Level 12, IBM Centre 60 City Road, Southbank Victoria 3006 Australia	Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

31 March 2008

DIVIDEND REINVESTMENT PLAN

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT 2001

Alumina Limited (ABN 85 004 820 419) (“Alumina”) today lodged an Appendix 3B notifying of the issue of 20,863,234 fully paid ordinary shares pursuant to the underwriting of Alumina’s Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 December 2007 (the “Shares”).

This notice is given by Alumina under, and for the purpose of confirming the satisfaction of the requirements of, paragraph (5)(e) of section 708A of the Corporations Act 2001 (Cth) (the Corporations Act).

Accordingly, Alumina makes the following statements:

•	Alumina issued the Shares without disclosure to investors under Part 6D.2 of the Corporations Act.

•	As at the date of this notice, Alumina has complied with:

-	the provisions of Chapter 2M of the Corporations Act as they apply to Alumina; and

-	section 674 of the Corporations Act.

•

As at the date of this notice, there is no information of the kind that is excluded information' for the purposes of sections 708A(7) and (8) of the Corporations Act that has not been previously disclosed to ASX.

Signed for and on behalf of
Alumina Limited

/s/ STEPHEN FOSTER
STEPHEN FOSTER – COMPANY SECRETARY
31 March 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
Alumina Limited

ABN
85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,883,213

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Dividend Reinvestment Plan

-        allotment of 3,019,979 fully paid ordinary shares to 24,564 shareholders participating in the DRP at the record date of 29 February 2008 for entitlement to the dividend payable on 31 March 2008

DRP  Underwriting Agreement between Alumina Limited and UBS, AG Australia Branch

-        allotment of 20,863,234 fully paid ordinary shares

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•        the date from which they do

•        the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•        the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	$5.67

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

In satisfaction of the terms and conditions of the Alumina Limited Dividend Reinvestment Plan

In satisfaction of the terms and conditions of the Underwriting Agreement between Alumina Limited and UBS, AG Australia Branch

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 March 2008
		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,152,909,974	Fully paid ordinary shares in Alumina Limited
		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	N/A

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•        the date from which they do

•        the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•        the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A
		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Stephen Foster	Date: 31 March 2008
~~(Director~~/Company secretary)

Print name:	Stephen Foster

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

The Directors of Alumina Limited today announced that they had appointed Mr John Bevan, 51, to succeed Mr John Marlay as Alumina’s Chief Executive Officer from 16 June 2008. Mr Bevan will also join the Board of Alumina.

Mr Bevan has had a long career with The BOC Group Plc( BOC) including as executive director of BOC with responsibility for a global business line. Directors are confident Mr Bevan’s strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia, will benefit our shareholders and continue the development of the AWAC joint venture. Mr Bevan holds a Bachelor of Commerce, Marketing from the University of New South Wales.

Mr John Marlay advised directors late in 2007 that he wished to pursue other interests and a search for his replacement was started. Mr Marlay will resign as CEO and remain with Alumina until July 2008. The Company was fortunate to have John as the first CEO as he very effectively established Alumina as a new company. The Board thanks John Marlay for an outstanding contribution during his 6 years as CEO. John has played the major role in the development of Alumina Limited and managing our interest in the AWAC joint venture.

The key terms of Mr Bevan’s employment contract, are attached.

/s/ Stephen Foster
Stephen Foster
Company Secretary

28 April 2008

Alumina Limited

ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

JOHN BEVAN

SUMMARY OF THE KEY TERMS OF EMPLOYMENT CONTRACT

1.	Appointment

The appointment is to the position of Chief Executive Officer.

2.	Term

The appointment commences on 16 June 2008, and does not have a fixed term.

3.	Duties

The duties of Mr Bevan are those expected of a Chief Executive Officer, reporting to the Chairman.

4.	Remuneration

There are three (3) components of Mr Bevan’s remuneration. They are:

(a)	Fixed Annual Reward (FAR)

Mr Bevan will be paid a Fixed Annual Reward of one million dollars ($1,000,000) per annum, which includes the Company’s statutory superannuation obligations. The FAR will be reviewed annually.

(b)	Short Term Incentive (STI)

A short term incentive of up to 100% of FAR per annum (pro-rata for 2008)

50% of the STI is determined by reference to performance against individual objectives, and the remaining 50% is determined by reference to return on capital and earnings per share hurdles.

50% of any STI payment is paid in cash, and the remaining 50% of the STI payment, after tax, must be used to purchase Company shares, which must be held for three years, or until employment concludes.

(c)	Long Term Incentive (LTI)

Mr Bevan may be invited to participate in the Long Term Incentive Plan (LTI), which, in each year, may provide Performance Rights under the LTI Plan of up to 50% of FAR (pro-rata for 2008).

Under the LTI Plan, each Performance Right provides an entitlement to a fully paid ordinary share in the Company, subject to performance hurdles being met over the vesting period under the LTI Plan.

The first grant of any Performance Rights would only be made in December 2008, subject to shareholder approval, which would be sought at the 2009 Annual General Meeting.

5.	Termination

Mr Bevan may resign at any time on giving twelve (12) months’ written notice, and the Company may terminate Mr Bevan’s employment on twelve (12) months’ written notice. Upon termination by the Company Alumina may, at its discretion, make a payment in lieu of some or all of the notice period. Any payment to be made to him in lieu of notice shall be calculated based on Mr Bevan’s Fixed Annual Reward and STI at target performance. He would also receive any statutory entitlements.

6.	Relocation

Mr Bevan is entitled to reimbursement of costs associated with relocation to Melbourne.

7.	Redundancy

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Bevan, or if Alumina Limited decided the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro-rata if there is three years or more continuous service);

•	the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2008 – 16AWC

Attached are the Chairman’s, Chief Executive Officer’s and Chairman of the Compensation Committee speeches to be delivered at the Annual General Meeting of the Company today.

/s/ Stephen Foster
Stephen Foster
Company Secretary

1 May 2008

Alumina Limited

ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

CHAIRMAN’S ADDRESS

Mr Don Morley

Good morning ladies and gentlemen.

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 38th Annual General Meeting of the Company.

As well as Alumina Limited shareholders here in Melbourne, I also welcome those joining us through the internet.

There is a quorum present, so I now declare this sixth annual meeting of Alumina open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The Minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving to the agenda, I would like to introduce you to my fellow directors.

On my far right is Mr John Pizzey, a non-executive Director, who is standing for election today.

Next to John is Mr Peter Hay, a non-executive Director.

Next to Peter is Mr Mark Rayner, a non-executive Director, who is retiring as a Director at the conclusion of today’s meeting.

Next to Mark is Mr Ron McNeilly, a non-executive Director, who is standing for re-election today.

Next to Ron is Mr John Marlay, our soon to be retiring, Chief Executive Officer.

I will shortly make some further comments about John.

And finally on my immediate right is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

I would also like to introduce Mr John Bevan.

Mr Bevan has been appointed CEO of Alumina, effective 16 June this year.

Mr Bevan has had a long career with the BOC Group, including as executive director of BOC with responsibility for a global business line.

Directors are confident his strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia, will benefit our shareholders and continue the development of the AWAC joint venture.

The Company’s auditor, PricewaterhouseCoopers, is represented by Mr Chris Dodd, who is seated in the front row down to my left.

Mr Dodd is available to answer any questions regarding the conduct of the audit and the content and preparation of the Audit Report during the meeting.

This morning I will discuss Alumina’s strategy, 2007 financial performance, and the outlook for the Company.

Our CEO, John Marlay, will then review the performance of the AWAC business, in which the Company has a 40 per cent interest.

The Chairman of the Compensation Committee, Mr Ron McNeilly, will comment on the Company’s remuneration policies and specific decisions taken by that Committee.

After this, there will be six resolutions to be considered.

Alumina Limited’s Strategy

Firstly I want to discuss Alumina’s strategy.

Our strategy is to participate, through AWAC, in bauxite mining, alumina refining and selected aluminium smelting operations, where they support our alumina refinery objectives.

This strategy is based on our high quality assets and the fundamental attractiveness of the alumina and aluminium markets.

AWAC is an integrated global network of bauxite mines and alumina refineries, strategically positioned to supply key global markets with alumina, the primary raw material in the manufacture of aluminium.

AWAC’s alumina refinery operations are located across five continents, and we have two low cost aluminium smelters in Victoria.

Worldwide demand for alumina and aluminium increased significantly in 2007, growing at the most rapid rate for decades.

The largest growth has come from China, which is the world’s largest consumer of aluminium.

This growth in aluminium consumption in China, but also Brazil, Russia, India and other developing countries, is expected to continue strongly.

This growth is underpinned by the attractive fundamentals of aluminium in applications required in these urbanising economies.

Aluminium consumption is forecast to double by 2020.

This growth outlook illustrates why aluminium and alumina businesses are so attractive to your Company.

During this resource boom to date, aluminium prices have not illustrated the rapid rise experienced by other commodities.

This has been largely because additional competitive alumina and aluminium capacity has been built in China, keeping pace with domestic demand growth.

The modest price increase has undoubtedly encouraged increased consumption and substitution.

The resource boom has put pressure on the prices of energy and other commodities used in alumina production, so reducing margins.

In the medium term however, rising energy prices and costs in China, which are now starting to be evident, are expected to slow the growth in production capacity in China and increase operating costs.

This is likely to be favourable for the alumina market and aluminium and alumina prices.

AWAC is the world’s largest alumina producer, with scope to expand capacity at its lowest cost refineries.

Recent capacity growth at the Pinjarra and Suralco refineries is delivering additional low cost production and we are also investing in new alumina and bauxite projects in Brazil.

Finally, AWAC has very attractive opportunities for expansion, notably the Wagerup refinery in Western Australia.

Our strategy of investing in AWAC, and its expansion to meet a growing alumina market, provides the greatest potential to meet Alumina Limited’s objectives of providing long term capital growth and substantial dividends to shareholders.

The risks arising from significant climate change are a critical worldwide social, political and business issue.

We recognise those risks and over many years, AWAC has been reducing the greenhouse gas intensity of its operations.

Initially, aluminium production is energy intensive, however, over an extended period its use in preference to other materials, diminishes greenhouse gas emissions due to its lower weight and greater recyclability.

John Marlay will speak on AWAC and Alumina Limited’s plans on this subject in his address.

2007 Performance

Let me now review the 2007 year.

In 2007, underlying earnings declined by 29 per cent to 406 million dollars. Return on equity was 24 per cent.

Higher alumina and aluminium prices in 2007 were more than offset by a stronger Australian dollar and higher AWAC operating costs.

This reduced AWAC’s operating margins.

This trend is affecting all producers across the alumina and aluminium industries.

The aluminium price has increased in the first few months of this year in response to higher energy costs, power constraints and the expectation that China’s aluminium production capacity may not keep pace with consumption.

AWAC funding arrangements provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects.

This has meant an increased flow of franking credits to the Company.

Our objective of promptly distributing franking credits has been an important factor in increasing dividends to shareholders, undertaking the share buy-back, and introducing a new dividend reinvestment plan.

The 2007 dividend was increased from 22 cents per share to 24 cents per share, fully franked.

The Board’s intention, subject to business conditions, is to maintain annual dividends at least at 24 cents per share, fully franked.

The Company also completed a 250 million dollar off-market share buy-back in May 2007, at a 14 per cent discount to the then market price.

Shareholders benefited from the franking credits received under the share buy-back.

The Company instituted a dividend reinvestment plan earlier this year.

The issue of shares under the dividend reinvestment plan was underwritten for the 2007 final dividend.

It is intended the issue of shares under the 2008 interim dividend will also be underwritten.

The Company invested significant capital on AWAC’s growth projects in 2007.

John Marlay will review these projects further in his address.

Alumina’s net debt was 977 million dollars at year end, compared with 419 million dollars at the beginning of 2007.

The increase in debt reflects contributions to AWAC’s expansion of the Brazil projects, and the buy-back of Company shares last year.

Alumina Limited received 445 million dollars of dividends from AWAC in 2007, while 489 million dollars was invested in AWAC’s growth projects.

As part of our process of succession planning, Mr John Pizzey joined the Board in June 2007 and is standing for election at this meeting.

Mr Pizzey is a director of Amcor and Iluka Resources, and was a director of WMC Resources.

In addition to his extensive experience as a non-executive director, Mr Pizzey brings a comprehensive knowledge of the alumina business.

He had a 30 year career with the Alcoa Group, and in his final position was responsible for managing all of Alcoa’s primary aluminium and alumina operations.

After six years of valued service, Mr Mark Rayner will retire as a non-executive director of Alumina Limited at the conclusion of today’s meeting.

Mark has been a very effective and valued member of the Board.

On behalf of all the directors, I would like to thank Mark for his contributions to the Company’s strategy, understanding of the alumina and aluminium industries, and his work as Chairman of the Audit Committee.

On behalf of all directors and shareholders of the Company, I wish Mark and his wife Carolyn and family good health and success in his retirement.

Outlook

Let me now move to the outlook for 2008.

World capital markets have experienced substantial volatility over the past year.

The impact on US and global economic activity is still uncertain.

However, demand for aluminium and alumina has remained robust.

In the near term, on the basis of forecast supply and demand, alumina prices are expected to remain firm.

We anticipate that higher costs, tightening supply and the strong demand outlook will continue to support alumina and aluminium prices.

A significant influence on the aluminium price will be the availability and cost of power to the aluminium smelting industry in China.

Aluminium prices have risen in recent months as production capacity has been curtailed as a result of energy constraints.

Most of AWAC’s alumina sales contracts are based on LME aluminium prices, albeit with a lag.

Global demand for aluminium and alumina has grown at historically high rates in recent years, and this is expected to continue in 2008.

China, the world’s largest aluminium market, is expected to again be the driving force in global consumption growth this year.

The aluminium industry fundamentals remain strong.

The industry dynamics of recent years have seen higher values for assets with long lives, high quality bauxite resources, and a sustainable low cost position.

AWAC’s established refineries and expansion capabilities leave it well positioned.

Since the end of the year, aluminium prices have risen by 23 per cent to $3000 per tonne.

However, AWAC’s operating costs are expected to increase in 2008, due to a weaker US dollar, higher energy and caustic prices, and increased bauxite shipping costs.

As previously announced, John Marlay will leave Alumina to pursue other opportunities.

John joined WMC in 2002 and steered Alumina through the demerger, becoming our first Chief Executive Officer.

In the five and a half years he has been in this role, he has actively shaped our relationship with our partner, Alcoa.

John has been focused on outcomes and in a joint venture where we are the minority partner and not the manager that is dependent upon his leadership and persuasive skills.

He has done this with great effectiveness.

John came from outside the aluminium industry but immersed himself, not only in the operations of AWAC, but also the industry bodies which help to influence the environment and policies in which we operate.

He is Chairman of the Australian Aluminium Council and was a member of the Prime Minister’s Taskforce on emissions trading, which submitted a landmark report to Government last year.

We have been very fortunate to have had John lead us during this crucial period, and we wish him and Judy well in their future pursuits.

Please join me in showing your appreciation for John’s contribution.

Finally, I would like to recognise the contribution of all Alumina’s management and staff for their work during the past year.

I now invite John Marlay to outline highlights of AWAC’s operational performance, sustainability plans, and growth prospects.

CEO’s Address

Mr John Marlay

Good morning ladies and gentlemen.

Thank you for your support and your attendance at our 2008 Annual General Meeting today.

This morning, I will discuss AWAC’s operating performance, outlook and growth plans, our confidence in the future for the aluminium and alumina industry, and provide an insight into AWAC’s sustainability achievements.

AWAC 2007 Operating Performance

Looking at AWAC performance and results in 2007.

Net profit after tax of US$953 million, was 15 per cent below the prior year.

Higher realised alumina and aluminium prices were more than offset by both the strong appreciation of the Australian dollar and higher AWAC operating costs.

AWAC’s return on capital, excluding our current investment in the Brazil growth projects, continued to be strong, at 25 per cent in 2007.

AWAC’s alumina production was impacted by power outages at two Western Australian refineries, by a general strike in Guinea which curtailed bauxite supply for a month, and substantial damage to the Jamalco refinery by Hurricane Dean.

These production disruptions, however, were offset by additional production at other AWAC refineries.

Pinjarra, AWAC’s largest and lowest cost refinery, in Western Australia established new record production rate of 4.2 million tonnes per year in the fourth quarter.

Wagerup, Sao Luis and Suralco refineries also established annual production records.

A 146,000 tonnes per year expansion at the Jamalco refinery was commissioned during the second quarter, and AWAC owns 100 per cent of that increased capacity.

Major operating cost increases have impacted the alumina industry, including AWAC.

AWAC’s average cost of alumina production increased by 32 US dollars per tonne year on year.

The substantial weakening of the US dollar particularly against the Australian dollar, contributed about 30 per cent of this increase.

Energy prices were higher by 15 per cent year on year, and shipping freight rates more than doubled on the previous year as a result of the growth in demand for global bulk commodities.

Aluminium production at AWAC’s two Australian smelters was a record 387 thousand tonnes.

A project to rebuild and upgrade the carbon anode baking facilities at the Point Henry smelter was successfully commissioned on time and below budget.

Markets

We expect the aluminium market to be fundamentally strong in 2008.

Global demand for aluminium is forecast to grow at approximately 9 per cent this year to 41.3 million tonnes.

Chinese consumption of aluminium is projected to grow by approximately 24 per cent, after growing by more than 36 per cent in 2007.

China is the largest market for aluminium, representing more than a third of global demand.

Consumption of aluminium in other emerging economies is growing strongly at rates of 4-9 per cent.

Western world growth is subdued however, with the US market continuing to decline and low growth in European markets.

In 2008, aluminium markets are projected to be roughly balanced following capacity curtailments in China and South Africa due to power disruptions earlier this year.

This will have the effect of reducing metal production by approximately 600,000 tonnes.

Aluminium prices are expected to remain robust.

The LME price has strengthened to above 3,000 US dollars per tonne, reflecting this strong demand outlook and the potential supply restrictions.

For smelter grade alumina, AWAC is forecasting the market to be in modest oversupply, of less than 1 million tonnes in a market of approximately 82 million tonnes.

The pace of construction and ongoing operation of new refining capacity in China, is the key uncertainty on global alumina supply for 2008.

Much of the Chinese domestic refining capacity is relatively high cost production.

Capacity growth in recent years has supplied China’s strongly-growing consumption of alumina.

We do not, however, expect that Chinese alumina will be exported in competition with lower cost production in the Western world.

Outlook

The medium to long term outlook for the alumina and aluminium markets is key to our confidence in the future.

Aluminium consumption is projected to double by 2020.

Chinese demand will continue to drive “above trend global demand growth”.

The long term attractiveness of aluminium is driven by its intensity of use as developing countries grow.

As real GDP in an economy rises from a low base, the consumption of all industrial metals increases on a per capita basis.

But while the consumption of most metals tails off with increasing affluence, consumption of aluminium per capita continues at a high level.

To meet this demand growth, the industry must increase capacity three times the rate achieved over the past 20 years.

There are a number of important factors affecting aluminium’s longer term outlook.

The world is experiencing new energy fundamentals worldwide, with higher energy input costs for all energy-intensive industries.

Particularly in China, where electricity prices are moving to market rates, the high cost of power for smelting is likely to limit the rate of construction of new capacity in that country.

Currency escalation has had a major impact on production costs.

The Australian dollar has appreciated by 55 per cent, and the Brazilian Real has increased by 90 per cent against the US dollar over the past five years.

We expect extended project timelines and project cost escalation for major resource projects to continue.

Strong consumption growth, a tight supply chain, and the need to achieve an acceptable return on higher capital cost capacity, are all anticipated to support higher long term alumina and aluminium prices.

AWAC Growth

Alumina will continue our substantial investment in growing the AWAC joint venture in 2008.

AWAC is investing in new bauxite mining operations and refining production capacity in Brazil.

Construction of the 2 million tonnes per annum capacity expansion at the Alumar refinery at Sao Luis is now more than 70 per cent complete.

This is the largest refinery construction project in the world, and is on track for mechanical completion early in 2009.

AWAC has an entitlement to 1.1 million tonnes of alumina from this expansion, adding new production capacity and reducing AWAC’s refining cash costs.

The Juruti bauxite project involves the development of mining and crushing facilities approximately 60 kilometres from the Juruti township, the construction of a rail link for bauxite transportation, and a new port and bauxite handling facilities on the Amazon River.

The initial investment in the 2.6 million tonne per annum bauxite project includes the cost of infrastructure investment to support future capacity expansions.

This mine is an important element of AWAC’s strategy to own and operate high quality bauxite mining operations close to its refineries.

The construction cost of the Juruti mine and AWAC’s share of the Alumar refinery expansion has increased to 2.5 billion US dollars.

At Juruti, increased construction scope, additional energy supply and community infrastructure costs have added to the cost of this investment.

The Juruti project is located in a very high rainfall environment, and the challenge for project execution in a geographically remote location adds complexity to this project.

The substantial appreciation of the Brazilian currency since these projects were commenced, has also increased the cost of both projects.

In Western Australia, the pre-feasibility phase for an expansion of the Wagerup refinery by more than 2 million tonnes per annum, is progressing.

This project is a highly attractive opportunity for AWAC and is important to ensure that AWAC continues to add new low cash cost production capacity.

Climate Change

Climate change is one of the most important sustainability issues for the global aluminium industry.

AWAC has long recognised that the risk of significant climate change is an issue of vital importance requiring action.

The Australian aluminium industry has not waited for emissions trading to respond to climate change, and has made significant abatement gains and greenhouse gas emissions reductions.

Sustainable growth is fundamental to our strategy and AWAC has, and will continue to, reduce its greenhouse gas emissions intensity.

This has been achieved through a sustained focus on reducing greenhouse gas emissions for over two decades, significantly improving its greenhouse footprint.

In Australia, AWAC’s smelters have reduced direct greenhouse emissions intensity by approximately 60 per cent since 1990.

The refineries have reduced greenhouse emissions intensity by approximately 9.5 per cent, below 1990 levels.

These improvements have been achieved through improving energy efficiency, advancing emissions controls, optimising productivity and pioneering research and development of new technology.

Let me describe some examples:

AWAC, with Alinta, is building four gas fired co-generation power plants at the Pinjarra and Wagerup refineries.

The first two plants are now operating at Pinjarra, reducing the refinery’s greenhouse gas emissions by 13 per cent.

The gas-fired co-generation power plants are delivering major greenhouse benefits by supplying waste heat to the Pinjarra refinery instead of discharging it.

By re-using this heat in the refinery process, AWAC is reducing steam production from its boilers, cutting greenhouse emissions by 270,000 tonnes a year.

At Kwinana, a fully-operational carbon capture project at the refinery is delivering greenhouse benefits, locking up carbon dioxide by mixing it with the bauxite residue produced as a by-product of the refining process.

This innovative carbon capture technology developed by AWAC delivers environmental benefit by capturing large amounts of carbon dioxide and also reducing the alkalinity of the residue and expanding residue re-use opportunities.

Similar projects are planned for other AWAC refineries in Australia and around the world.

Alumina Limited supports the introduction of the Australian Government’s proposed emissions trading scheme, covering all major emitters and sectors.

The Government’s stated position to address the competitive challenges facing emissions-intensive trade-exposed industries in Australia in the design of the Emissions Trading Scheme, is an essential and critical element of the emissions trading scheme design.

Professor Garnaut has also highlighted that Australia taking unilateral action ahead of other major emitting nations, will not of itself make a significant contribution to global greenhouse gas reductions.

The critical issue will be to set national emissions reduction targets which demonstrate Australia’s resolve to contribute to emissions reduction, and to achieve this without adversely affecting Australia’s competitiveness and economic growth.

AWAC’s Point Henry and Portland smelters are energy efficient operations, with greenhouse emissions levels among the best worldwide.

They are well managed, very cost competitive and valuable assets for AWAC and for our shareholders.

The energy source for the power stations supplying electricity to those smelters is brown coal.

The level of greenhouse gas emissions per unit of power for these power stations is relatively higher than other energy sources, such as natural gas, black coal or hydro electric generators.

This results in higher relative indirect emissions of greenhouse gases from the electricity suppliers to AWAC’s smelters.

These producers are evaluating technology solutions to reduce power station emissions and AWAC is assessing alternative energy supply options to reduce emissions from power generation.

There is no point in imposing a carbon price domestically, ahead of effective international action, which results in greenhouse emissions, efficient production and jobs transferring offshore for no environmental benefit.

It is critical that the Australian emissions trading scheme includes measures to manage the potential impact on competitiveness for industries in which this might impose a real risk, and for these industries to continue reducing their greenhouse emissions, consistent with an emerging global carbon constraint.

Summary

So, in wrapping up.

This will be the last Annual General Meeting I will address you as CEO.

The past 5 years have been very satisfying and fulfilling for me.

I believe the Company has achieved many significant goals we have set for the Company and for our shareholders.

AWAC is well positioned to benefit from the positive outlook for aluminium, particularly by expanding low cost refinery capacity to supply increasing alumina demand worldwide

This growth underpins our confidence in the sustainability of long term, high quality returns for Alumina’s shareholders

Thank you.

CHAIRMAN

Thank you John, I would now like to ask Mr Ron McNeilly the Chairman of the Compensation Committee to address you on the Company’s Remuneration Policies and the decisions made by that Committee during the year.

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REMUNERATION REPORT

Good morning.

As Chairman of Alumina’s Compensation Committee, I wish to comment briefly on Remuneration Policy and specific decisions made by the Committee during 2007.

The Chairman will answer questions on the Remuneration Report and propose a resolution to adopt the Remuneration Report for the year ending December 2007.

Remuneration Policy – Executives

Our remuneration policy has been designed to establish a clear link between Company performance and executive remuneration.

We are committed to ensuring that executive remuneration is aligned with shareholder interests, designed to reward and recognise superior executive performance and retain high quality executives and managers to achieve long term results for Alumina shareholders.

Executive remuneration is reviewed annually by the Compensation Committee.

Executive rewards are determined by three factors: individual performance; company performance; and market position.

Individual Performance – remuneration reflects individual performance based on the Executive’s performance and results achieved against specific goals and personal objectives, set for each Executive for the year under review.

Company Performance – share-based remuneration for Executives is based on the relative performance of the Company measured against peer group companies’ Total Shareholder Return for long term incentive awards.

Annual short term incentive awards are measured partly against targets for earnings per share and return on capital.

Market Position – Alumina Limited is an international business and remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company attracts and retains high-performing employees.

Non-Executive Director Remuneration Policy

Alumina Limited’s Non-Executive Directors receive a fee for fulfilling their Directors’ duties.

No additional fees are paid to Directors for participating on Board committees.

Non-Executive Directors’ fees are reviewed annually and are determined by the Committee based on comparative analysis and advice from remuneration consultants.

Fees take into account the Directors’ responsibilities and time spent on Company business.

Directors are also required annually to direct at least 10 per cent of their annual fees to purchase Company shares.

Non-Executive Directors do not receive any retirement benefits, apart from the requirement for the superannuation guarantee contribution, which for 2007 was 9 per cent of their fees.

2007 Review

In 2007, some shareholders raised concerns about changes to remuneration policy as set out in the 2006 remuneration report.

We have met with shareholders to understand their concerns and have made a number of changes to remuneration policy.

Changes to Short Term Incentive Remuneration

We have sought to better link remuneration to specific Alumina Limited management performance, while ensuring alignment to shareholder interests, and management having an interest in the long term value of the Company.

The Committee reviewed its remuneration policy and sought to increase the weighting of remuneration to those areas the executive can directly influence.

This has been achieved from 2008 by reducing the long term incentive as a proportion of remuneration and increasing the short term incentive.

The short term incentive will be measured 50 per cent against AWAC Return on Capital/Alumina Limited Earnings Per Share, and 50 per cent against management performance against personal objectives.

The Board can then reward specific contributions by management which have contributed to improved outcomes for shareholders.

To ensure the outcomes achieved align management remuneration with shareholders, executives will be required to apply 50 per cent of any after tax short term incentive to the purchase of Company shares.

Those shares must be held by the executive for a period of at least three years, or until the executive ceases employment.

The provision for a matching allocation of shares to the executive by the Company has been discontinued.

Long Term Incentives

The long term incentive plan is designed to align longer term at-risk remuneration with shareholder outcomes, through employee share ownership, and to reward high levels of employee performance.

The Committee reviewed the design of the Plan during 2007 and concluded that a number of changes should be made to improve on those objectives.

Under the long term incentive plan, senior executives may be offered a conditional entitlement to fully paid ordinary shares in the Company each year.

The Performance Rights are issued subject to Board discretion and will vest to senior executives at the end of the performance period, if certain performance tests are achieved over that performance period.

From January 2008,100 per cent of the Performance Rights will be tested solely against the total shareholder return hurdle.

The use of earnings per share as a test hurdle has been discontinued.

We reviewed the retesting to apply to Performance Rights which do not vest on initial testing.

Performance Rights granted from 2008 onwards, will be tested initially after three years.

Two further tests apply, 6 months and 12 months after the initial test, if less than 100 per cent of shares vest at the initial test.

The use of a 12 month progressive test process has been discontinued.

I trust shareholders will agree, that with these changes I have outlined today, our executive remuneration policy is competitive, fair, and fully aligned with shareholders’ interests.

Thank you.

I will now hand back to the Chairman.